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Historical Returns | Historical Distributions

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•Prospectus

-Account Application

•IRA Plan -IRA Application •Historical Returns -Stock Fund -Global Stock Fund -International Stock Fund -Balanced Fund -Income Fund

STANDARDIZED RETURNS

as of September 30, 2008 (updated quarterly)

DODGE & COX FUND/ COMPARATIVE INDEX	1 YEAR	3 YEARS	5 YEARS	10 YEARS	20 YEARS
Stock Fund	-29.59%	-3.30%	5.43%	8.90%	11.90%
S&P 500 Index	-21.95%	0.23%	5.17%	3.07%	9.94%
Global Stock Fund	N/A **	N/A **	N/A **	N/A **	N/A	**
MSCI World Index	N/A **	N/A **	N/A **	N/A **	N/A	**
International Stock Fund	-28.37%	2.55%	13.18%	N/A †	N/A	†
MSCI EAFE Index	-30.51%	1.13%	9.69%	N/A †	N/A	†
Balanced Fund	-22.81%	-2.06%	4.08%	7.54%	10.39%
Combined Index	-12.27%	1.95%	4.76%	4.21%	9.10%
Income Fund	-2.26%	2.26%	2.58%	4.89%	N/A	‡
LBAG Index	3.66%	4.15%	3.79%	5.20%	N/A	‡

Daily Prices as of October 15, 2008	PRICE	CHANGE FROM PREVIOUS DAY		YEAR-TO-DATE PERFORMANCE*
Stock Fund	$82.64	+$	.79	-37.29%
Global Stock Fund	$5.93	+$	.05	-40.70%
International Stock Fund	$27.79	+$	.08	-39.61%
Balanced Fund	$54.28	+$	.45	-30.21%
Income Fund	$11.22	+$	.02	-6.54%

*	Year-to-date performance for the Global Stock Fund reflects performance since the Fund’s inception date of May 1, 2008.
**	The Global Stock Fund’s inception date was May 1, 2008. The annualized total return since the Fund’s inception through September 30, 2008 (0.42 years) was -29.30%. The MSCI Worlds’s total return was -20.82% over the same period.
†	The International Stock Fund’s inception date was May 1, 2001. The annualized total return since the Fund’s inception through September 30, 2008 (7.42 years) was 9.22%. The MSCI EAFE’s total return was 4.08% over the same period. Expense reimbursements were paid by Dodge & Cox from the Fund’s inception through June 30, 2003 to maintain operating expenses at 0.90%. Accordingly, without the expense reimbursements, the Fund’s returns prior to June 30, 2003 would have been lower.
‡	The Income Fund’s inception date was January 3, 1989. The annualized total return since the Income Fund’s inception through September 30, 2008 (19.75 years) was 7.25%. The LBAG’s total return was 7.28% over the same period.

The S&P 500 and Lehman Brothers Aggregate Bond (LBAG) Index are widely recognized, unmanaged indices of common stock prices and U.S. dollar-denominated, investment-grade fixed-income securities, respectively. The Combined Index reflects an unmanaged portfolio of 60% of the S&P 500 and 40% of the LBAG. The Balanced Fund may, however, invest up to 75% of its total assets in stocks. The Morgan Stanley Capital International Europe, Australasia, Far East (MSCI EAFE) Index is a widely recognized benchmark of the world’s stock markets, excluding the United States. The Funds’ total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividend and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Funds’ most recent performance can be found in the table above. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2008 Dodge & Cox®. All rights reserved.

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Stock Fund | Global Stock Fund | International Stock Fund | Balanced Fund | Income Fund

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Overview | Characteristics | Risks | Manager Biographies	• Prospectus

- Account Application

• IRA Plan - IRA Application • Fact Sheet • Shareholder Report • Fund Holdings • How to Invest

As of February 4, 2008, the Dodge & Cox Stock Fund has reopened to new investors.

OBJECTIVES

The Fund seeks long-term growth of principal and income. A secondary objective is to achieve a reasonable current income.

STRATEGY

The Fund invests primarily in a broadly diversified portfolio of common stocks. In selecting investments, the Fund invests in companies that, in Dodge & Cox’s opinion, appear to be temporarily undervalued by the stock market but have a favorable outlook for long-term growth. The Fund focuses on the underlying financial condition and prospects of individual companies, including future earnings, cash flow and dividends. Various other factors, including financial strength, economic condition, competitive advantage, quality of the business franchise and the reputation, experience and competence of a company’s management are weighed against valuation in selecting individual securities.

FUND FACTS
Fund Inception Date	January 4, 1965

Total Net Assets (as of 9/30/2008)	$45.3 billion

Expense Ratio (1/1/08 to 6/30/08, annualized)	0.52%
Portfolio Turnover Rate (1/1/08 to 6/30/08, unannualized)	20%

Ticker Symbol	DODGX

CUSIP	256219106

Minimum Initial Investment	$2,500

Minimum Initial IRA Investment	$1,000

Minimum Subsequent Investment	$100

Distributions	Dividends are distributed in March, June, September and December; capital gains, if any, are distributed in December and March.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2008 Dodge & Cox®. All rights reserved.

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Stock Fund | Global Stock Fund | International Stock Fund | Balanced Fund | Income Fund

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Overview | Characteristics | Risks | Manager Biographies	•Prospectus

-Account Application

•IRA Plan -IRA Application •Fact Sheet •Shareholder Report •Fund Holdings •Stock and Balanced Funds Reopen •How to Invest

STANDARDIZED RETURNS

as of September 30, 2008 (updated quarterly)

	1 YEAR	3 YEARS	5 YEARS	10 YEARS	20 YEARS
Stock Fund	-29.59%	-3.30%	5.43%	8.90%	11.90%
S&P 500 Index	-21.95%	0.23%	5.17%	3.07%	9.94%

FUND CHARACTERISTICS

as of September 30, 2008, unless otherwise noted (updated quarterly)

GENERAL INFORMATION
Net Asset Value Per Share	$97.44
Total Net Assets (billions)	$45.3
Expense Ratio (1/1/08 to 6/30/08, annualized)	0.52%
Portfolio Turnover Rate (1/1/08 to 6/30/08, unannualized)	20%
30-Day SEC Yield(a)	1.55%
Fund Inception	1965

PORTFOLIO CHARACTERISTICS	FUND	S&P 500
Number of Stocks	80	500
Median Market Capitalization (billions)	$17	$9
Weighted Average Market Cap. (billions)	$66	$87
Price-to-Earnings Ratio(b)	11.2x	17.0x
Foreign Stocks (%)(c)	19.2%	0.0%

TEN LARGEST HOLDINGS (%) (d)	FUND
Hewlett-Packard Co.	5.3
Comcast Corp.	5.0
Novartis AG (Switzerland)	3.3
Time Warner, Inc.	3.0
Sanofi-Aventis (France)	3.0
Capital One Financial Corp.	3.0
GlaxoSmithKline PLC (United Kingdom)	2.9
Amgen, Inc.	2.7
General Electric Co.	2.6
Wells Fargo & Co.	2.6

ASSET ALLOCATION

SECTOR DIVERSIFICATON (%)	FUND	S&P 500
Health Care	24.0	13.1
Consumer Discretionary	20.7	8.5
Information Technology	17.8	16.0
Financials	13.6	15.8
Energy	7.9	13.4
Industrials	6.1	11.1
Materials	3.1	3.4
Consumer Staples	2.8	12.2
Telecommunication Services	1.4	3.0
Utilities	0.0	3.5

(a)	SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(b)	Price-to-earnings (P/E) ratios are calculated using 12-month forward earnings estimates.
(c)	Foreign stocks are U.S. dollar-denominated.
(d)	The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. The Standard & Poor’s 500 (S&P 500) is a broad-based unmanaged measure of common stocks. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Fund’s most recent performance can be found in Performances & Prices. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2008 Dodge & Cox®. All rights reserved.

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Seated left to right:

C. Bryan Cameron

Charles F. Pohl

John A. Gunn

Kenneth E. Olivier

Diana S. Strandberg

Standing left to right:

Gregory R. Serrurier

Steven C. Voorhis

Wendell W. Birkhofer

David C. Hoeft

• IRA Plan - IRA Application • Fact Sheet • Shareholder Report • Fund Holdings • Stock and Balanced Funds Reopen • How to Invest

INVESTMENT POLICY COMMITTEE

The Stock Fund is managed by the Investment Policy Committee. The nine members of this committee have an average tenure at Dodge & Cox of 23 years. The titles below reference positions held with Dodge & Cox, the Fund’s Investment Manager.

Wendell W. Birkhofer, Vice President — Mr. Birkhofer received his B.A. degree from Stanford University in 1978 and his M.B.A. from the Stanford Graduate School of Business in 1987. Prior to entering the M.B.A. program, he worked for six years with Wen Birkhofer & Co., an investment broker dealer firm in Los Angeles. He joined Dodge & Cox in 1987. Mr. Birkhofer is a member of the Board of Governors of the Investment Adviser Association. He is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA® designation.

C. Bryan Cameron, Director of Research — Mr. Cameron received his B.A. degree in Economics from the University of California, Davis in 1980 and his M.B.A. from the Stanford Graduate School of Business in 1983. He worked for Dodge & Cox for one year before entering the M.B.A. program and rejoined the firm in 1983. Mr. Cameron is a shareholder of the firm and holds the CFA designation.

John A. Gunn, Chairman and Chief Executive Officer — Mr. Gunn graduated from Stanford University in 1966 and received his M.B.A. from the Stanford Graduate School of Business in 1972. He joined Dodge & Cox in 1972. He is the Chairman and a Trustee of the Dodge & Cox Funds. Mr. Gunn is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA designation.

David C. Hoeft, Vice President — Mr. Hoeft received his B.A. degree from the University of Chicago in 1989 (Phi Beta Kappa) and his M.B.A. from the Harvard Business School in 1993. Prior to entering graduate school, he worked for two years as a consultant to the energy industry. He joined Dodge & Cox in 1993. He is a shareholder of the firm and holds the CFA designation.

Kenneth E. Olivier, President — Mr. Olivier graduated from Stanford University in 1974. He received a J.D. degree from the University of California, Hastings College of Law in 1977 and his M.B.A. from the Harvard Business School in 1979. He is the President and a Trustee of the Dodge & Cox Funds. Mr. Olivier is a past president of the Security Analysts of San Francisco, a member of the American Bar Association and the California Bar Association (inactive). Mr. Olivier joined Dodge & Cox in 1979 and is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA designation.

Charles F. Pohl, Chief Investment Officer and Director of Credit Research — Mr. Pohl received his B.A. degree in 1980 and his M.B.A. degree in 1981 from the University of Chicago. He was with Wells Fargo Investment Advisors from 1981 until joining Dodge & Cox in 1984. Mr. Pohl is a shareholder of the firm and holds the CFA designation.

Gregory R. Serrurier, Vice President — Mr. Serrurier received his B.S. degree in 1979 from Oregon State University and his M.B.A. from the Stanford Graduate School of Business in 1984. He joined Dodge & Cox in 1984. He is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA designation.

Diana S. Strandberg, Vice President — Ms. Strandberg graduated from the University of California, Berkeley, in 1981 (Phi Beta Kappa) and received her M.B.A. from the Harvard Business School in 1986. After two years as a securities analyst at the First Boston Corporation, she joined Dodge & Cox in 1988. She is a shareholder of the firm and holds the CFA designation.

Steven C. Voorhis, Vice President — Mr. Voorhis received his B.A. and M.A. degrees from Stanford University in 1992 and his M.B.A from the Harvard Business School in 1996. Prior to graduate school, he worked at Goldman Sachs as a financial analyst. He joined Dodge & Cox in 1996. Mr. Voorhis is a shareholder of the firm and holds the CFA designation.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2008 Dodge & Cox®. All rights reserved.

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RELATED DOCUMENTS
Overview | Characteristics | Risks | Manager Biographies	• Prospectus

- Account Application

• IRA Plan - IRA Application • Fact Sheet • Shareholder Report • Fund Holdings • How to Invest

OBJECTIVES

The Fund seeks long-term growth of principal and income.

STRATEGY

The Fund invests primarily in a diversified portfolio of equity securities issued by companies from at least three different countries, including emerging markets. The Fund invests primarily in medium-to-large well established companies based on standards of the applicable market. The Fund is not required to allocate its investments in set percentages in particular countries. Under normal circumstances, the Fund will invest at least 40% of its total assets in securities of non-U.S. companies.

In selecting investments, the Fund invests primarily in companies that, in Dodge & Cox’s opinion, appear to be temporarily undervalued by the stock market but have a favorable outlook for long-term growth. The Fund also focuses on the underlying financial condition and prospects of individual companies, including future earnings, cash flow and dividends. Various other factors, including financial strength, economic condition, competitive advantage, quality of the business franchise and the reputation, experience and competence of a company’s management are weighed against valuation in selecting individual securities.

FUND FACTS

Fund Inception Date	May 1, 2008

Total Net Assets (as of 9/30/2008)	$398 million

Expense Ratio (5/1/08 to 6/30/08, annualized)	0.87%
Portfolio Turnover Rate (5/1/08 to 6/30/08, unannualized)	1%

Ticker Symbol	DODWX

Fund Number	1049

CUSIP	256206202

Minimum Initial Investment	$2,500

Minimum Initial IRA Investment	$1,000

Minimum Subsequent Investment	$100

Distributions	Dividends and capital gains, if any, are distributed in December.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2008 Dodge & Cox®. All rights reserved.

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RELATED DOCUMENTS
Overview | Characteristics | Risks | Manager Biographies	•Prospectus

-Account Application

•IRA Plan -IRA Application •Fact Sheet •Shareholder Report •Fund Holdings •How to Invest

STANDARDIZED RETURNS

as of September 30, 2008 (updated quarterly)

	1 YEAR		3 YEARS		5 YEARS		10 YEARS		20 YEARS
Global Stock Fund	NA	†	NA	†	NA	†	NA	†	NA	†
MSCI World Index	NA	†	NA	†	NA	†	NA	†	NA	†

FUND CHARACTERISTICS

as of September 30, 2008, unless otherwise noted (updated quarterly)

GENERAL INFORMATION
Net Asset Value Per Share	$7.07
Total Net Assets (millions)	$398
Expense Ratio (5/1/08 to 6/30/08, annualized)	0.87%
Portfolio Turnover Rate (5/1/08 to 6/30/08, unannualized)	1%
30-Day SEC Yield(a)	1.60%
Fund Inception Date	5/1/08

PORTFOLIO CHARACTERISTICS	FUND	MSCI WORLD
Number of Stocks	83	1,731
Median Market Capitalization (billions)	$24	$6
Weighted Average Market Cap. (billions)	$54	$65
Price-to-Earnings Ratio(b)	9.1x	10.5x
Countries Represented	24	23
Emerging Markets	13.0%	0.0%

TEN LARGEST HOLDINGS (%) (c)	FUND
Hewlett-Packard Co. (United States)	3.1
Credit Suisse Group AG (Switzerland)	2.8
Royal Bank of Scotland Group PLC (United Kingdom)	2.5
Capital One Financial Corp. (United States)	2.5
Novartis AG (Switzerland)	2.5
Amgen, Inc. (United States)	2.5
Nokia Oyj (Finland)	2.3
Comcast Corp. (United States)	2.2
Sony Corp. (Japan)	2.1
Occidental Petroleum Corp. (United States)	2.1

ASSET ALLOCATION

REGION DIVERSIFICATION (%)	FUND	MSCI WORLD
United States	40.6	50.2
Europe (excluding U.K)	33.1	21.8
United Kingdom	8.0	9.0
Japan	5.5	10.0
Africa	3.4	0.0
Pacific (excluding Japan)	3.1	4.4
Latin America	3.0	0.0
Canada	0.4	4.6

SECTOR DIVERSIFICATION (%)	FUND	MSCI WORLD
Financials	22.4	21.6
Consumer Discretionary	14.5	9.1
Health Care	14.1	10.5
Information Technology	13.3	10.6
Energy	10.0	11.6
Materials	8.4	6.4
Industrials	7.6	10.8
Consumer Staples	3.7	10.3
Telecommunicaton Services	3.1	4.3
Utilities	0.0	4.8

(a)	SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(b)	Price-to-earnings (P/E) ratios are calculated using 12-month forward earnings estimates.
(c)	The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable on these distributions. The Morgan Stanley Capital International World Index (MSCI World) is a widely recognized benchmark of the world’s stock markets, including the United States. Index returns include dividends and, unlike Fund returns, do not reflect fees or expenses.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Fund’s most recent performance can be found in Performances & Prices. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

†	The Global Stock Fund’s inception date was May 1, 2008. The total return since the Fund’s inception through September 30, 2008 (0.42 years) was -29.30%. The Morgan Stanley Capital International World Index’s (MSCI World) total return was -20.82% over the same period.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2008 Dodge & Cox®. All rights reserved.

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Seated left to right: Diana S. Strandberg Lily S. Beischer Standing left to right: Charles F. Pohl Steven C. Voorhis John A. Gunn Karol Marcin	• IRA Plan - IRA Application • Fact Sheet • Shareholder Report • Fund Holdings • How to Invest

GLOBAL INVESTMENT POLICY COMMITTEE

The Global Stock Fund is managed by the Global Investment Policy Committee (GIPC). The six members of this committee have an average tenure at Dodge & Cox of 18 years. The titles below reference positions held with Dodge & Cox, the Fund’s Investment Manager.

Lily S. Beischer, Vice President — Ms. Beischer received her B.A. degree (cum laude) from Yale University in 1992 and her M.B.A. and J.D. (cum laude) degrees from Harvard in 1998. Prior to graduate school, she worked for McKinsey & Company as a management consultant. Ms. Beischer joined Dodge & Cox in 1998, left the firm to work at Looksmart, Inc. in 1999, and then rejoined Dodge & Cox in 2001. Ms. Beischer is a member of the American Bar Association and California Bar Association (inactive), a shareholder of the firm, and a CFA® charterholder.

John A. Gunn, Chairman and Chief Executive Officer — Mr. Gunn graduated from Stanford University in 1966 and received his M.B.A. from the Stanford Graduate School of Business in 1972. He joined Dodge & Cox in 1972. He is a Trustee of the Dodge & Cox Funds. Mr. Gunn is a former member of the Board of Governors of the CFA Institute. He is a shareholder of the firm, a CFA charterholder, and a Chartered Investment Counselor.

Karol Marcin, Vice President — Mr. Marcin received his B.A. from Whitman College (summa cum laude) in 1995 and his M.B.A. from the Stanford Graduate School of Business in 2000. Prior to entering graduate school, he worked for three years as a financial analyst with Salomon Brothers. Mr. Marcin joined Dodge & Cox in 2000. Mr. Marcin is a CFA charterholder and a shareholder of the firm.

Charles F. Pohl, Senior Vice President and Chief Investment Officer — Mr. Pohl received his B.A. degree in 1980 and his M.B.A. degree in 1981 from the University of Chicago. He was with Wells Fargo Investment Advisors from 1981 until joining Dodge & Cox in 1984. He is a shareholder of the firm and a CFA charterholder.

Diana S. Strandberg, Senior Vice President — Ms. Strandberg graduated from the University of California, Berkeley in 1981 (Phi Beta Kappa) and received her M.B.A. degree from the Harvard Business School in 1986. After two years as a securities analyst at the First Boston Corporation, she joined Dodge & Cox in 1988. She is a shareholder of the firm and a CFA charterholder.

Steven C. Voorhis, Vice President — Mr. Voorhis received his B.A. and M.A. degrees from Stanford University in 1992 and his M.B.A from the Harvard Business School in 1996. Prior to graduate school, he worked at Goldman Sachs as a financial analyst. He joined Dodge & Cox in 1996. Mr. Voorhis is a shareholder of the firm and a CFA charterholder.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2008 Dodge & Cox®. All rights reserved.

Home | Contact Us | Search

FUND INFORMATION	ACCOUNT ACCESS	PERFORMANCE & PRICES	FORMS & LITERATURE	ABOUT DODGE & COX

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RELATED DOCUMENTS
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- Account Application

• IRA Plan - IRA Application • Fact Sheet • Shareholder Report • Fund Holdings • How to Invest

OBJECTIVES

The Fund seeks long-term growth of principal and income.

STRATEGY

The Fund invests primarily in a diversified portfolio of equity securities issued by non-U.S. companies from at least three different foreign countries, including emerging markets. The Fund focuses on countries whose economic and political systems appear more stable and are believed to provide some protection to foreign shareholders. The Fund invests primarily in medium-to-large well established companies based on standards of the applicable market.

In selecting investments, the Fund invests primarily in companies that, in Dodge & Cox’s opinion, appear to be temporarily undervalued by the stock market but have a favorable outlook for long-term growth. The Fund also focuses on the underlying financial condition and prospects of individual companies, including future earnings, cash flow and dividends. Various other factors, including financial strength, economic condition, competitive advantage, quality of the business franchise and the reputation, experience and competence of a company’s management are weighed against valuation in selecting individual securities.

FUND FACTS
Fund Inception Date	May 1, 2001

Total Net Assets (as of 9/30/2008)	$38.5 billion

Expense Ratio	0.65%
(1/1/08 to 6/30/08, annualized)
Portfolio Turnover Rate	13%
(1/1/08 to 6/30/08, unannualized)

Ticker Symbol	DODFX

CUSIP	256206103

Minimum Initial Investment	$2,500

Minimum Initial IRA Investment	$1,000

Minimum Subsequent Investment	$100

Distributions	Dividends and capital gains, if any, are distributed in December.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

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Standardized Returns

as of September 30, 2008 (updated quarterly)

	1 YEAR	3 YEARS	5 YEARS	10 YEARS		20 YEARS
International Stock Fund	-28.37%	2.55%	13.18%	NA	†	NA	†
MSCI EAFE Index	-30.51%	1.13%	9.69%	NA	†	NA	†

FUND CHARACTERISTICS

as of September 30, 2008, unless otherwise noted (updated quarterly)

GENERAL INFORMATION
Net Asset Value Per Share	$33.18
Total Net Assets (billions)	$38.5
Expense Ratio (1/1/08 to 6/30/08, annualized)	0.65%
Portfolio Turnover Rate (1/1/08 to 6/30/08, unannualized)	13%
30-Day SEC Yield(a)	2.19%
Fund Inception	2001

PORTFOLIO CHARACTERISTICS	FUND		MSCI EAFE
Number of Stocks	95		1,022
Median Market Capitalization (billions)	$11		$5
Weighted Average Market Cap. (billions)	$48		$49
Price-to-Earnings Ratio(b)	9.1	x	9.4	x
Countries Represented	26		21
Emerging Markets	19.7%		0.0%

TEN LARGEST HOLDINGS (%) (c)	FUND
Novartis AG (Switzerland)	3.8
HSBC Holdings PLC (United Kingdom)	3.0
Royal Bank of Scotland Group PLC (United Kingdom)	3.0
Sanofi-Aventis (France)	2.9
GlaxoSmithKline PLC (United Kingdom)	2.6
Credit Suisse Group AG (Switzerland)	2.5
Schneider Electric SA (France)	2.3
Bayer AG (Germany)	2.3
Standard Bank Group, Ltd. (South Africa)	2.1
Grupo Televisa SA (Mexico)	2.0

ASSET ALLOCATION

REGION DIVERSIFICATION (%)	FUND	MSCI EAFE
Europe (excluding U.K.)	42.7	46.5
Japan	18.1	22.1
United Kingdom	13.0	21.7
Latin America	6.3	0.0
United States	6.2	0.0
Pacific (excluding Japan)	5.7	9.7
Africa	4.4	0.0
Middle East	0.4	0.0
Canada	0.2	0.0

SECTOR DIVERSIFICATION (%)	FUND	MSCI EAFE
Financials	27.1	26.3
Consumer Discretionary	15.3	10.1
Information Technology	12.8	5.1
Health Care	12.6	8.5
Energy	8.7	8.1
Industrials	8.1	11.5
Materials	6.8	8.6
Consumer Staples	2.9	9.4
Telecommunication Services	2.7	5.8
Utilities	0.0	6.6

(a)	SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(b)	Price-to-earnings (P/E) ratios are calculated using 12-month forward earnings estimates.
(c)	The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable on these distributions. The Morgan Stanley Capital International Europe, Australasia, Far East Index (MSCI EAFE) is a widely recognized benchmark of the world’s stock markets, excluding the United States. Index returns include dividends and, unlike Fund returns, do not reflect fees or expenses.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Fund’s most recent performance can be found in Performances & Prices. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

†	The International Stock Fund’s inception date was May 1, 2001. The annualized total return since the Fund’s inception through September 30, 2008 (7.42 years) was 9.22%. The MSCI EAFE’s annualized total return was 4.08% over the same period.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

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Seated left to right: Keiko Horkan Roger G. Kuo Diana S. Strandberg Mario C. DiPrisco Standing left to right: Yasha Gofman C. Bryan Cameron John A. Gunn Charles F. Pohl Gregory R. Serrurier	•IRA Plan -IRA Application •Fact Sheet •Shareholder Report •Fund Holdings •How to Invest

INTERNATIONAL INVESTMENT POLICY COMMITTEE

The International Stock Fund is managed by the International Investment Policy Committee. The nine members of this committee have an average tenure at Dodge & Cox of 19 years. The titles below reference positions held with Dodge & Cox, the Fund’s Investment Manager.

C. Bryan Cameron, Director of Research — Mr. Cameron received his B.A. degree in Economics from the University of California, Davis in 1980 and his M.B.A. from the Stanford Graduate School of Business in 1983. He worked for Dodge & Cox for one year before entering the M.B.A. program and rejoined the firm in 1983. Mr. Cameron is a shareholder of the firm and holds the CFA® designation.

Mario C. DiPrisco, Vice President — Mr. DiPrisco received his B.S. degree from the School of Foreign Service at Georgetown University in 1997. Prior to joining Dodge & Cox, he passed the State Department’s Foreign Service Written and Oral examinations and worked on a successful senatorial campaign. Mr. DiPrisco joined Dodge & Cox as a research assistant in 1998, and assumed international company research responsibilities in 2000. Mr. DiPrisco is a shareholder of the firm and holds the CFA designation.

Yasha Gofman, Vice President — Mr. Gofman received his B.S. degree from Princeton University (Phi Beta Kappa) in 1988 and his M.B.A. from the Stanford Graduate School of Business in 1994. Prior to entering graduate school, Mr. Gofman worked for Energy Management Associates, a division of EDS. He also spent two years as a management consultant with LEK Partnership. Mr. Gofman joined Dodge & Cox in 1995. He is a shareholder of the firm and holds the CFA designation.

John A. Gunn, Chairman and Chief Executive Officer — Mr. Gunn graduated from Stanford University in 1966 and received his M.B.A. from the Stanford Graduate School of Business in 1972. He joined Dodge & Cox in 1972. He is the Chairman and a Trustee of the Dodge & Cox Funds. Mr. Gunn is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA designation.

Keiko Horkan, Vice President — Ms. Horkan received her B.A. and M.A. degrees in law from Keio University, Tokyo in 1993 and 1995 and an M.B.A. from the Stanford Graduate School of Business in 2000. Prior to entering business school, she worked for Booz Allen & Hamilton as a management consultant. Ms. Horkan joined Dodge & Cox in 2000. She is a shareholder of the firm and holds the CFA designation.

Roger G. Kuo, Vice President — Mr. Kuo received his B.A. degree from Harvard College (magna cum laude) in 1993 and his M.B.A. degree in 1998 from the Harvard Business School. Prior to graduate school, he worked at Bear Stearns as a financial analyst. He joined Dodge & Cox in 1998. Mr. Kuo is a shareholder of the firm and holds the CFA designation.

Charles F. Pohl, Chief Investment Officer and Director of Credit Research — Mr. Pohl received his B.A. degree in 1980 and his M.B.A. degree in 1981 from the University of Chicago. He was with Wells Fargo Investment Advisors from 1981 until joining Dodge & Cox in 1984. Mr. Pohl is a shareholder of the firm and holds the CFA designation.

Gregory R. Serrurier, Vice President — Mr. Serrurier received his B.S. degree in 1979 from Oregon State University and his M.B.A. from the Stanford Graduate School of Business in 1984. He joined Dodge & Cox in 1984. He is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA designation.

Diana S. Strandberg, Vice President — Ms. Strandberg graduated from the University of California, Berkeley, in 1981 (Phi Beta Kappa) and received her M.B.A. degree from the Harvard Business School in 1986. After two years as a securities analyst at the First Boston Corporation, she joined Dodge & Cox in 1988. She is a shareholder of the firm and holds the CFA designation.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

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As of February 4, 2008, the Dodge & Cox Balanced Fund has reopened to new investors.

OBJECTIVES

The Fund seeks regular income, conservation of principal and an opportunity for long-term growth of principal and income.

STRATEGY

The Fund invests in a diversified portfolio of common stocks, preferred stocks and fixed-income securities.

Stocks — The Fund invests in companies that, in Dodge & Cox’s opinion, appear to be temporarily undervalued by the stock market but have a favorable outlook for long-term growth. Under normal circumstances the Fund will hold no more than 75% of its total assets in stocks. The Fund focuses on the underlying financial condition and prospects of individual companies, including future earnings, cash flow and dividends. Various other factors, including financial strength, economic condition, competitive advantage, quality of the business franchise and the reputation, experience and competence of a company’s management are weighed against valuation in selecting individual securities.

Fixed Income Securities — The Fund primarily invests in a diversified portfolio of primarily investment-grade fixed income securities, including U.S. government obligations, mortgage and asset-backed securities, corporate bonds, collateralized mortgage obligations and others. To a lesser extent, the Fund may also invest in below investment-grade fixed income securities.

FUND FACTS
Fund Inception Date	June 26, 1931

Total Net Assets (as of 9/30/2008)	$19.0 billion

Expense Ratio (1/1/08 to 6/30/08, annualized)	0.53%
Portfolio Turnover Rate (1/1/08 to 6/30/08, unannualized)	18%

Ticker Symbol	DODBX

Fund Number	146

CUSIP	256201104

Minimum Initial Investment	$2,500

Minimum Initial IRA Investment	$1,000

Minimum Subsequent Investment	$100

Distributions	Dividends are distributed in March, June, September and December; capital gains, if any, are distributed in December and March.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

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STANDARDIZED RETURNS

as of September 30, 2008 (updated quarterly)

	1 YEAR	3 YEARS	5 YEARS	10 YEARS	20 YEARS
Balanced Fund	-22.81%	-2.06%	4.08%	7.54%	10.39%
Combined Index(a)	-12.27%	1.95%	4.76%	4.21%	9.10%

FUND CHARACTERISTICS

as of September 30, 2008, unless otherwise noted (updated quarterly)

GENERAL INFORMATION
Net Asset Value Per Share	$61.78
Total Net Assets (billions)	$19.0
30-Day SEC Yield(b)	3.23%
Expense Ratio (1/1/08 to 6/30/08, annualized)	0.53%
Portfolio Turnover Rate (1/1/08 to 6/30/08, unannualized)	18%
Fund Inception	1931

STOCK PORTFOLIO (71.3% OF FUND)

STOCK CHARACTERISTICS	FUND
Number of Stocks	80
Median Market Capitalization (billions)	$17
Price-to-Earnings Ratio(c)	11.2x
Foreign Stocks (%)(d)	13.8%

FIVE LARGEST SECTORS (%)	FUND
Health Care	17.6
Consumer Discretionary	15.2
Information Technology	13.0
Financials	10.2
Energy	5.7

FIXED INCOME PORTFOLIO (27.2% OF FUND)

FIXED INCOME CHARACTERISTICS	FUND
Number of Fixed Income Securities	285
Effective Maturity	6.8 Years
Effective Duration	3.9 Years

CREDIT QUALITY (%) (f)	FUND
U.S. Government and Government Related	13.8
Aaa	1.0
Aa	2.3
A	1.7
Baa	4.5
Ba	0.8
B	2.1
Caa	1.0
Average Quality	Aa3

ASSET ALLOCATION

TEN LARGEST STOCKS (%) (e)	FUND
Hewlett-Packard Co.	3.9
Comcast Corp.	3.6
Novartis AG (Switzerland)	2.3
Capital One Financial Corp.	2.3
Time Warner, Inc.	2.2
Sanofi-Aventis (France)	2.2
GlaxoSmithKline PLC (United Kingdom)	2.2
Wells Fargo & Co.	2.0
Amgen, Inc.	2.0
General Electric Co.	2.0

SECTOR DIVERSIFICATION (%)	FUND
U.S. Treasury & Government Related	1.4
Mortgage-Related Securities	12.4
Asset-Backed Securities	0.1
Corporate	13.3

FIVE LARGEST CORPORATE FIXED INCOME ISSUERS (%) (e)	FUND
HCA, Inc.	1.0
Ford Motor Credit Co.	1.0
GMAC, LLC	1.0
General Electric Co.	0.9
Wachovia Corp.	0.8

(a)	The Combined Index reflects an unmanaged portfolio of 60% of the Standard & Poor’s 500 Index, which is a widely recognized, unmanaged index of common stock prices, and 40% of the Lehman Brothers Aggregate Bond (LBAG) Index, which is a widely recognized unmanaged index of U.S. dollar-denominated investment-grade fixed income securities. The Fund may, however, invest up to 75% of its total assets in stocks.
(b)	SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(c)	Price-to-earnings (P/E) ratio is calculated using 12-month forward earnings estimates.
(d)	Foreign stocks are U.S. dollar-denominated.
(e)	The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.
(f)	Credit quality ratings are from Moody’s Investor Services. If no Moody’s rating is available, the Standard & Poor’s rating is reported. If unrated, the investment manager determines a comparable rating. In calculating average quality, the investment manager assigns ratings to U.S. Government and Government Related securities that are higher than the ratings assigned to securities rated Aaa. The credit quality of the investments in the portfolio does not apply to the stability or safety of the Fund or its shares.

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Fund’s most recent performance can be found in Performances & Prices. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

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Seated left to right:

Thomas S. Dugan

Dana M. Emery

John A. Gunn

Kenneth A. Olivier

Diana S. Strandberg

Standing left to right:

Gregory R. Serrurier

Steven C. Voorhis

Charles F. Pohl

Wendell W. Birkhofer

Peter C. Lambert

C. Bryan Cameron

David C. Hoeft

•IRA Plan -IRA Application •Fact Sheet •Shareholder Report •Fund Holdings •Stock and Balanced Funds Reopen •How to Invest

INVESTMENT POLICY COMMITTEE

Dodge & Cox’s Investment Policy Committee (nine members, average tenure at Dodge & Cox of 23 years) is responsible for determining the asset allocation of the Fund and managing the stock portion of the portfolio. Dodge & Cox’s Fixed Income Investment Policy Committee (nine members, average tenure at Dodge & Cox of 15 years) is responsible for the day-to-day investment management of the fixed income portion of the Fund. The Committees work together in setting the duration of the fixed income portfolio and in approving new types of securities and proposed investments in issues rated below BBB. The titles below reference positions held with Dodge & Cox, the Fund’s Investment Manager.

Wendell W. Birkhofer, Vice President — Mr. Birkhofer received his B.A. degree from Stanford University in 1978 and his M.B.A. from the Stanford Graduate School of Business in 1987. Prior to entering the M.B.A. program, he worked for six years with Wen Birkhofer & Co., an investment broker dealer firm in Los Angeles. He joined Dodge & Cox in 1987. Mr. Birkhofer is a member of the Board of Governors of the Investment Adviser Association. He is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA® designation.

C. Bryan Cameron, , Vice President and Director of Research — Mr. Cameron received his B.A. degree in Economics from the University of California, Davis in 1980 and his M.B.A. from the Stanford Graduate School of Business in 1983. He worked for Dodge & Cox for one year before entering the M.B.A. program and rejoined the firm in 1983. Mr. Cameron is a shareholder of the firm and holds the CFA designation.

John A. Gunn, Chairman and Chief Executive Officer — Mr. Gunn graduated from Stanford University in 1966 and received his M.B.A. from the Stanford Graduate School of Business in 1972. He joined Dodge & Cox in 1972. He is the Chairman and a Trustee of the Dodge & Cox Funds. Mr. Gunn is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA designation.

David C. Hoeft, Vice President — Mr. Hoeft received his B.A. degree from the University of Chicago in 1989 (Phi Beta Kappa) and his M.B.A. from the Harvard Business School in 1993. Prior to entering graduate school, he worked for two years as a consultant to the energy industry. He joined Dodge & Cox in 1993. He is a shareholder of the firm and holds the CFA designation.

Kenneth E. Olivier, President — Mr. Olivier graduated from Stanford University in 1974. He received a J.D. degree from the University of California, Hastings College of Law in 1977 and his M.B.A. from the Harvard Business School in 1979. He is a President and a Trustee of the Dodge & Cox Funds. Mr. Olivier is a past president of the Security Analysts of San Francisco, a member of the American Bar Association and the California Bar Association. Mr. Olivier joined Dodge & Cox in 1979 and is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA designation.

Charles F. Pohl, Chief Investment Officer and Director of Credit Research — Mr. Pohl received his B.A. degree in 1980 and his M.B.A. degree in 1981 from the University of Chicago. He was with Wells Fargo Investment Advisors from 1981 until joining Dodge & Cox in 1984. Mr. Pohl is a shareholder of the firm and holds the CFA designation.

Gregory R. Serrurier, Vice President — Mr. Serrurier received his B.S. degree in 1979 from Oregon State University and his M.B.A. from the Stanford Graduate School of Business in 1984. He joined Dodge & Cox in 1984. He is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA designation.

Diana S. Strandberg, Vice President — Ms. Strandberg graduated from the University of California, Berkeley, in 1981 (Phi Beta Kappa) and received her M.B.A. from the Harvard Business School in 1986. After two years as a securities analyst at the First Boston Corporation, she joined Dodge & Cox in 1988. She is a shareholder of the firm and holds the CFA designation.

Steven C. Voorhis, Vice President — Mr. Voorhis received his B.A. and M.A. degrees from Stanford University in 1992 and his M.B.A from the Harvard Business School in 1996. Prior to graduate school, he worked at Goldman Sachs as a financial analyst. He joined Dodge & Cox in 1996. Mr. Voorhis is a shareholder of the firm and holds the CFA designation.

Members of the Fixed Income Policy Committee

Dana M. Emery, Executive Vice President and Manager of the Fixed Income Department — Ms. Emery received her B.A. degree from Stanford University in 1983. She joined Dodge & Cox in 1983. Ms. Emery is the Vice President and a Trustee of the Dodge & Cox Funds. She is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA designation.

Thomas S. Dugan, Vice President — Mr. Dugan graduated from Brown University in 1987 with a B.A. and received his M.B.A. from the University of California at Berkeley in 1992. Before graduate school, he worked as a fixed income securities trader for J.P. Morgan Securities. Prior to joining Dodge & Cox in 1993, he worked in the Czech Republic as an advisor to a Czech investment fund. Mr. Dugan is a shareholder of the firm and holds the CFA designation.

Peter C. Lambert, Vice President — Mr. Lambert received his B.A. from the University of California, Santa Cruz in 1976 and his M.B.A. from the Graduate School of Management at U.C.L.A. in 1985. Mr. Lambert worked for Western Asset Management Co. for three years before joining Dodge & Cox in 1988. He is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA designation.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2008 Dodge & Cox®. All rights reserved.

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OBJECTIVES

The Fund seeks a high and stable rate of current income, consistent with long-term preservation of capital. A secondary objective is to take advantage of opportunities to realize capital appreciation.

STRATEGY

The Fund invests primarily in a diversified portfolio of high-quality bonds and other fixed income securities, including U.S. government obligations, mortgage and asset-backed securities, corporate bonds, collateralized mortgage obligations and others rated A or better by either Standard & Poor’s Ratings Group, Moody’s Investors Service®, Fitch Ratings, or equivalently rated by any other nationally recognized statistical rating organization (NRSRO). To a lesser extent, the Fund may also invest in fixed income securities rated Baa or lower by Moody’s or BBB or lower by S&P or equivalently rated by any NRSRO.

The proportions held in the various fixed income securities will be revised in light of Dodge & Cox’s appraisal of the economy, the relative yields of securities in the various market sectors, the investment prospects for issuers and other factors. In selecting securities, Dodge & Cox considers many factors, including yield-to-maturity, quality, liquidity, call risk, current yield and capital appreciation potential.

FUND FACTS
Fund Inception Date	January 3, 1989

Total Net Assets (as of 9/30/2008)	$14.9 billion

Expense Ratio (1/1/08 to 6/30/08, annualized)	0.44%

Portfolio Turnover Rate (1/1/08 to 6/30/08, unannualized)	10%

Ticker Symbol	DODIX

CUSIP	256210105

Minimum Initial Investment	$2,500

Minimum Initial IRA Investment	$1,000

Minimum Subsequent Investment	$100

Distributions	Dividends are distributed in March, June, September and December; capital gains, if any, are distributed in December and March.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2008 Dodge & Cox®. All rights reserved.

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STANDARDIZED RETURNS

as of September 30, 2008 (updated quarterly)

	1 YEAR	3 YEARS	5 YEARS	10 YEARS	20 YEARS
Income Fund	-2.26%	2.26%	2.58%	4.89%	NA	†
LBAG Index	3.66%	4.15%	3.79%	5.20%	NA	†

FUND CHARACTERISTICS

as of September 30, 2008, unless otherwise noted (updated quarterly)

GENERAL INFORMATION
Net Asset Value Per Share	$11.58
Total Net Assets (billions)	$14.9
30-Day SEC Yield(a)	6.84%
Expense Ratio (1/1/08 to 6/30/08, annualized)	0.44%
Portfolio Turnover Rate (1/1/08 to 6/30/08, unannualized)	10%
Fund Inception	1989

PORTFOLIO CHARACTERISTICS	FUND	LBAG
Number of Fixed Income Securities	478	9,420
Effective Maturity (years)	6.2	7.1
Effective Duration (years)	3.8	4.5

FIVE LARGEST CORPORATE ISSUERS (%) (c)		FUND
Ford Motor Credit Co.		2.5
HCA, Inc.		2.5
Wachovia Corp.		2.3
Time Warner, Inc.		2.1
Xerox Corp.		1.9

CREDIT QUALITY (%) (d)	FUND	LBAG
U.S. Government and Government Related	57.9	72.5
Aaa	2.4	7.9
Aa	6.4	4.3
A	7.5	8.2
Baa	13.8	7.1
Ba	2.2	0.0
B	4.8	0.0
Caa	2.5	0.0
Cash Equivalents	2.5	0.0
Average Quality	Aa2	Aa1

ASSET ALLOCATION

SECTOR DIVERSIFICATION (%)	FUND	LBAG
U.S. Treasury & Government Related	8.0	32.6
Mortgage-Related Securities	50.0	40.1
Asset-Backed Securities/CMBS(b)	2.2	5.3
Corporate	37.3	18.0
Non-Corporate Yankee	0.0	4.0
Cash Equivalents	2.5	0.0

MATURITY DIVERSIFICATION (%)	FUND	LBAG
0-1 Years to Maturity	8.1	0.0
1-5	39.9	41.3
5-10	42.8	46.6
10-15	1.0	4.3
15-20	1.0	1.9
20-25	5.4	2.2
25 and Over	1.8	3.7

(a)	SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(b)	CMBS refers to commercial mortgage-backed securities, which are a component of the LBAG but not currently held by the Fund.
(c)	The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.
(d)	The Fund’s credit quality ratings are from Moody’s Investor Services. If no Moody’s rating is available, the Standard & Poor’s rating is reported. If unrated, the investment manager determines a comparable rating. The LBAG’s credit quality ratings are from Lehman Brothers and reference Moody’s, Standard & Poor’s and Fitch ratings. The LBAG’s methodology for calculating average credit quality differs from that used by the Fund. Applying the LBAG methodology, the Fund’s average credit quality would be Aa3. The credit quality of the investments in the portfolio does not apply to the stability or safety of the Fund or its shares.

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. The Lehman Brothers Aggregate Bond Index is an unmanaged index of investment-grade fixed income securities. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Fund’s most recent performance can be found in Performances & Prices. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

†	The Income Fund’s inception date was January 3, 1989. The annualized total return since the Fund’s inception through September 30, 2008 (19.75 years) was 7.25%. The Lehman Brothers Aggregate Bond Index’s (LBAG) annualized total return was 7.28% over the same period.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2008 Dodge & Cox®. All rights reserved.

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-Account Application

Seated left to right: Charles F. Pohl Dana M. Emery Thomas S. Dugan Larissa K. Roesch Standing left to right: Robert B. Thompson Kent E. Radspinner Anthony J. Brekke James H. Dignan Peter C. Lambert	•IRA Plan -IRA Application •Fact Sheet •Shareholder Report •Fund Holdings •How to Invest

FIXED INCOME INVESTMENT POLICY COMMITTEE

The Fixed Income Investment Policy Committee (“FIIPC”— nine members, average tenure at Dodge & Cox of 15 years) oversees investment strategy for the Income Fund, monitoring implementation of that strategy, and overseeing the research process.

The biographies of the members of the FIIPC are as follows:

Anthony J. Brekke, Vice President — Mr. Brekke received his B.A. degree from the University of Iowa in 1997 and his M.B.A. degree from the Haas School of Business at the University of California, Berkeley in 2003. Prior to entering the Haas School, he worked for four years as an auditor with the National Futures Association. He joined Dodge & Cox in 2003. Mr. Brekke is a shareholder of the firm and a CFA® charterholder.

James H. Dignan, Vice President — Mr. Dignan graduated from Columbia University in 1991. He received an M.A. in Economics from New York University in 1994 and his M.B.A. from Northwestern’s J.L. Kellogg Graduate School of Management in 1996. Prior to joining Dodge & Cox in 1999, he worked in portfolio management for Fannie Mae. Mr. Dignan is a shareholder of the firm and holds the CFA designation.

Thomas S. Dugan, Vice President — Mr. Dugan graduated from Brown University in 1987 with a B.A. and received his M.B.A. from the University of California at Berkeley in 1992. Before graduate school, he worked as a fixed income securities trader for J.P. Morgan Securities. Prior to joining Dodge & Cox in 1993, he worked in the Czech Republic as an advisor to a Czech investment fund. Mr. Dugan is a shareholder of the firm and holds the CFA designation.

Dana M. Emery, Executive Vice President and Manager of the Fixed Income Department — Ms. Emery received her B.A. degree from Stanford University in 1983. She joined Dodge & Cox in 1983. Ms. Emery is the Vice President and a Trustee of the Dodge & Cox Funds. She is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA designation.

Peter C. Lambert, Vice President — Mr. Lambert received his B.A. from the University of California, Santa Cruz in 1976 and his M.B.A. from the Graduate School of Management at U.C.L.A. in 1985. Mr. Lambert worked for Western Asset Management Co. for three years before joining Dodge & Cox in 1988. He is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA designation.

Charles F. Pohl, Chief Investment Officer and Director of Credit Research — Mr. Pohl received his B.A. degree in 1980 and his M.B.A. degree in 1981 from the University of Chicago. He was with Wells Fargo Investment Advisors from 1981 until joining Dodge & Cox in 1984. Mr. Pohl is a shareholder of the firm and holds the CFA designation.

Kent E. Radspinner, Vice President — Mr. Radspinner received his B.S. degree from the University of Minnesota in 1988 and his M.P.P.M. from the Yale School of Management in 1996. Between degrees, he served in the U.S. Navy. He joined Dodge & Cox in 1996. He is a shareholder of the firm and holds the CFA designation.

Larissa K. Roesch, Vice President — Ms. Roesch received her A.B. degree in music and mathematics from Dartmouth College in 1988 (cum laude). She received her M.B.A. from the Haas School of Business at University of California, Berkeley in 1997. Prior to graduate school, she worked for seven years in the performing arts industry. She joined Dodge & Cox in 1997. She is a shareholder of the firm and holds the CFA designation.

Robert B. Thompson, Vice President — Mr. Thompson received his B.A. degree from Stanford University in 1971 and his M.B.A. from the Stanford Graduate School of Business in 1977. Between degrees he served in the U.S. Navy. From 1977 through 1990 he worked in the fixed income department of three major securities firms. From 1990 until June of 1992 he was a principal of a small investment management firm. He joined Dodge & Cox in 1992. He is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA designation.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2008 Dodge & Cox®. All rights reserved.

Dodge & Cox Stock Fund (145)

Portfolio Holdings as of September 30, 2008

The following portfolio data for the Dodge & Cox Stock Fund is made available to the public under our Policy Regarding Disclosure of Portfolio Holdings and is “as of” the date indicated.

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
COMMON STOCKS
AEGON NV	Netherlands	28,850,762	253,309,690
American International Group, Inc.	United States	73,978,487	246,348,362
Amgen, Inc.	United States	20,706,600	1,227,280,182
Baker Hughes, Inc.	United States	9,746,294	590,040,639
BMC Software, Inc.	United States	6,500,300	186,103,589
Boston Scientific Corp.	United States	43,239,300	530,546,211
Cadence Design Systems, Inc.	United States	21,304,200	144,016,392
Capital One Financial Corp.	United States	26,304,011	1,341,504,561
Cardinal Health, Inc.	United States	22,459,850	1,106,821,408
CarMax, Inc.	United States	11,378,306	159,296,284
Cemex SAB de CV ADR	Mexico	12,132,572	208,922,890
Chevron Corp.	United States	9,234,717	761,679,458
Citigroup, Inc.	United States	48,608,800	996,966,488
Citrix Systems, Inc.	United States	9,023,622	227,936,692
Comcast Corp., Class A	United States	115,257,632	2,262,507,316
Computer Sciences Corp.	United States	14,876,178	597,873,594
Compuware Corp.	United States	22,073,112	213,888,455
ConocoPhillips	United States	2,704,050	198,071,662
Covidien, Ltd.	United States	8,478,750	455,817,600
Credit Suisse Group AG ADR	Switzerland	4,900,400	236,591,312
DISH Network Corp., Class A	United States	6,545,670	137,459,070
Domtar Corp.	United States	16,402,600	75,451,960
Dow Chemical Co.	United States	29,960,445	952,142,942
EBay, Inc.	United States	22,063,800	493,787,844
Fannie Mae	United States	35,714,748	54,643,564
FedEx Corp.	United States	11,647,400	920,610,496
Ford Motor Co.	United States	79,288,699	412,301,235
General Electric Co.	United States	47,179,900	1,203,087,450
General Motors Corp.	United States	29,957,700	283,100,265
Genuine Parts Co.	United States	2,783,389	111,920,072
Genworth Financial, Inc., Class A	United States	7,898,300	68,004,363
GlaxoSmithKline PLC ADR	United Kingdom	30,738,300	1,335,886,518
Health Management Associates, Inc.	United States	15,315,300	63,711,648
Hewlett-Packard Co.	United States	52,093,008	2,408,780,690
Hitachi, Ltd. ADR	Japan	8,288,100	575,111,259
Home Depot, Inc.	United States	26,216,700	678,750,363
HSBC Holdings PLC ADR	United Kingdom	5,491,050	443,841,572
Interpublic Group of Companies, Inc.	United States	22,405,193	173,640,246
Koninklijke Philips Electronics NV	Netherlands	3,156,900	86,025,525
Kyocera Corp. ADR	Japan	3,430,500	261,266,880
Legg Mason, Inc.	United States	4,354,000	165,713,240
Liberty Entertainment, Series A	United States	3,646,840	91,061,595
Liberty Global, Inc., Series A	United States	862,707	26,140,022
Liberty Global, Inc., Series C	United States	1,369,640	38,473,187
Liberty Interactive, Series A	United States	21,198,975	273,678,767
Loews Corp.	United States	4,210,100	166,256,849
Macy’s, Inc.	United States	12,580,170	226,191,456
Masco Corp.	United States	4,200,801	75,362,370
Matsushita Electric Industrial Co., Ltd. ADR	Japan	43,939,647	761,474,083
Maxim Integrated Products, Inc.	United States	19,434,400	351,762,640
Molex, Inc.	United States	2,550,000	57,247,500
Molex, Inc., Class A	United States	8,717,530	181,411,799
Motorola, Inc.	United States	152,977,011	1,092,255,859
News Corp., Class A	United States	92,644,426	1,110,806,668

Dodge & Cox Stock Fund (145)

Portfolio Holdings as of September 30, 2008

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Novartis AG ADR	Switzerland	28,478,700	1,504,814,508
Occidental Petroleum Corp.	United States	13,633,400	960,473,030
Pfizer, Inc.	United States	56,694,204	1,045,441,122
Pitney Bowes, Inc.	United States	4,080,350	135,712,441
Royal Dutch Shell PLC ADR	United Kingdom	7,317,864	417,776,856
Sanofi-Aventis ADR	France	41,219,900	1,354,898,113
Schlumberger, Ltd.	United States	8,560,512	668,490,382
SLM Corp.	United States	27,366,682	337,704,856
Sony Corp. ADR	Japan	33,229,550	1,025,796,208
Sprint Nextel Corp.	United States	101,632,739	619,959,708
Sun Microsystems, Inc.	United States	4,554,138	34,611,449
Synopsys, Inc.	United States	6,819,269	136,044,416
Telefonaktiebologet LM Ericsson ADR	Sweden	21,907,300	206,585,839
The Sherwin-Williams Co.	United States	4,200,300	240,089,148
The Travelers Companies, Inc.	United States	7,114,650	321,582,180
Thomson ADR	France	5,988,000	21,197,520
Time Warner, Inc.	United States	104,107,500	1,364,849,325
Tyco Electronics, Ltd.	United States	12,587,250	348,163,335
Tyco International, Ltd.	United States	9,122,350	319,464,697
UnitedHealth Group, Inc.	United States	23,161,297	588,065,331
Vulcan Materials Co.	United States	2,105,048	156,826,076
Wachovia Corp.	United States	107,365,622	375,779,677
Walgreen Co.	United States	5,714,375	176,917,050
Wal-Mart Stores, Inc.	United States	18,038,650	1,080,334,749
WellPoint, Inc.	United States	24,393,843	1,140,900,037
Wells Fargo & Co.	United States	30,940,000	1,161,178,200
Wyeth	United States	14,650,500	541,189,470
Xerox Corp.	United States	46,618,000	537,505,540
CASH EQUIVALENTS
Fixed Income Clearing Corporation Repurchase Agreement	United States	927,093,000	927,093,000	1.6	10/1/08
SSgA Prime Money Market Fund	United States	42,943,861	42,943,861

Important Legal Information

•

Portfolio holdings are subject to change without notice and may not represent current or future portfolio composition. The portfolio data is “as of” the date indicated and we disclaim any responsibility to update the information.

•

Unlike the Fund’s regulatory filings, the portfolio data and its presentation in this document are not required to conform to Generally Accepted Accounting Principles (GAAP) and Securities and Exchange Commission (SEC) presentation requirements. Therefore, it differs from that provided in the complete portfolio of investments in the annual and semiannual report to shareholders filed with the SEC on Form N-CSR, and the complete portfolio of investments filed after the first and third quarter on Form N-Q.

•

The portfolio data is for information only. It does not constitute a recommendation or an offer for a particular security or fund, nor should it be taken as a solicitation or a recommendation to buy or sell securities or other investments.

•

Investors should carefully consider a Fund’s investment goals, risks, charges and expenses before investing. To obtain a prospectus, which contains this and other information, call us at 1-800-621-3979 or visit our website at dodgeandcox.com.

Please read the prospectus carefully before investing.

Copyright© 1998-2008. Dodge & Cox®. All rights reserved.

Dodge & Cox Global Stock Fund (1049)

Portfolio Holdings as of September 30, 2008

The following portfolio data for the Dodge & Cox International Stock Fund is made available to the public under our Policy Regarding Disclosure of Portfolio Holdings and is “as of” the date indicated.

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
COMMON STOCKS
AEGON NV	Netherlands	592,074	5,291,404
Akzo Nobel NV	Netherlands	86,400	4,153,822
Alcatel-Lucent	France	1,051,800	4,099,637
American International Group, Inc.	United States	873,400	2,908,422
Amgen, Inc.	United States	165,600	9,815,112
Anadolu Efes Biracilik ve Malt Sanayii AS	Turkey	785,900	8,094,174
Arkema	France	132,816	4,877,776
Baker Hughes, Inc.	United States	75,700	4,582,878
BASF SE	Germany	35,500	1,701,365
Bayer AG	Germany	51,000	3,722,638
Bayerische Motoren Werke AG	Germany	47,400	1,848,800
Capital One Financial Corp.	United States	197,100	10,052,100
Cemex SAB de CV ADR	Mexico	285,978	4,924,541
Chevron Corp.	United States	50,300	4,148,744
Citigroup, Inc.	United States	175,800	3,605,658
Comcast Corp., Class A	United States	443,600	8,707,868
Computer Sciences Corp.	United States	70,900	2,849,471
Compuware Corp.	United States	136,400	1,321,716
Covidien, Ltd.	United States	50,200	2,698,752
Credit Suisse Group AG	Switzerland	229,800	10,941,100
Domtar Corp.	United States	469,200	2,158,320
Dow Chemical Co.	United States	119,500	3,797,710
EBay, Inc.	United States	212,500	4,755,750
Fannie Mae	United States	554,600	848,538
FedEx Corp.	United States	66,600	5,264,064
Ford Motor Co.	United States	437,318	2,274,053
General Electric Co.	United States	295,200	7,527,600
General Motors Corp.	United States	403,000	3,808,350
GlaxoSmithKline PLC ADR	United Kingdom	150,000	6,519,000
Grupo Televisa SA ADR	Mexico	158,800	3,472,956
Haci Omer Sabanci Holding AS	Turkey	491,800	1,854,179
Hang Lung Group, Ltd.	Hong Kong	119,000	377,224
Hang Lung Properties, Ltd.	Hong Kong	167,000	393,858
Hewlett-Packard Co.	United States	264,300	12,221,232
Honda Motor Co., Ltd. ADR	Japan	106,900	3,218,759
HSBC Holdings PLC	United Kingdom	297,000	4,809,868
ICICI Bank, Ltd. ADR	India	82,600	1,942,752
Infineon Technologies AG	Germany	481,900	2,723,346
Koninklijke Philips Electronics NV	Netherlands	126,900	3,474,661
Kyocera Corp.	Japan	31,500	2,388,096
Lafarge SA	France	43,400	4,579,600
Legg Mason, Inc.	United States	64,200	2,443,452
Macy’s, Inc.	United States	137,800	2,477,644
Matsushita Electric Industrial Co., Ltd.	Japan	168,000	2,915,655
Maxim Integrated Products, Inc.	United States	70,700	1,279,670
Motorola, Inc.	United States	1,053,500	7,521,990
Naspers, Ltd.	South Africa	401,100	7,932,327
News Corp., Class A	United States	553,200	6,632,868
Nokia Oyj	Finland	493,200	9,194,587
Norsk Hydro ASA	Norway	838,000	5,659,737
Nortel Networks Corp.	Canada	706,900	1,583,456
Novartis AG ADR	Switzerland	190,100	10,044,884
OAO Lukoil ADR	Russia	77,900	4,690,434

Dodge & Cox Global Stock Fund (1049)

Portfolio Holdings as of September 30, 2008

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Occidental Petroleum Corp.	United States	118,600	8,355,370
Royal Bank of Scotland Group PLC	United Kingdom	3,049,884	10,102,849
Royal Dutch Shell PLC ADR	United Kingdom	114,800	6,774,348
Sanofi-Aventis	France	120,600	7,927,208
Schlumberger, Ltd.	United States	59,600	4,654,164
Schneider Electric SA	France	72,500	6,288,734
Shinhan Financial Group Co., Ltd. ADR	South Korea	59,300	4,225,718
Shinsei Bank, Ltd.	Japan	521,000	1,593,375
Siam Cement PCL NVDR	Thailand	414,800	1,583,102
Sony Corp.	Japan	271,900	8,408,715
Sprint Nextel Corp.	United States	389,900	2,378,390
Standard Bank Group, Ltd.	South Africa	472,500	5,426,341
Swiss Reinsurance Co.	Switzerland	143,300	8,003,227
Telefonaktiebologet LM Ericsson	Sweden	205,200	1,934,475
Telefonica SA ADR	Spain	87,600	6,262,524
Telekomunik Indonesia ADR	Indonesia	129,200	3,847,576
Tesco PLC	United Kingdom	526,000	3,658,043
Time Warner, Inc.	United States	456,800	5,988,648
Tokio Marine Holdings, Inc.	Japan	94,400	3,425,624
Total SA	France	52,000	3,137,207
Tyco International, Ltd.	United States	91,200	3,193,824
Unicredit SPA	Italy	1,837,800	6,788,573
UnitedHealth Group, Inc.	United States	147,300	3,739,947
Wachovia Corp.	United States	1,124,200	3,934,700
Wal-Mart Stores, Inc.	United States	48,100	2,880,709
WellPoint, Inc.	United States	140,000	6,547,800
Wienerberger AG	Austria	161,200	4,381,628
Wyeth	United States	143,300	5,293,502
Xerox Corp.	United States	102,900	1,186,437
PREFERRED STOCKS
Petroleo Brasileiro SA ADR	Brazil	92,800	3,472,576
CASH EQUIVALENTS
Fixed Income Clearing Corporation Repurchase
Agreement	United States	14,067,625	14,067,000	1.6	10/1/08
SSgA Prime Money Market Fund	United States	373,992	373,992

		Notional USD Amount
FORWARD CURRENCY CONTRACTS TO SELL
17,500,000 European Monetary Units	European Union	24,714,407	1,306,735

Important Legal Information

•

Portfolio holdings are subject to change without notice and may not represent current or future portfolio composition. The portfolio data is “as of” the date indicated and we disclaim any responsibility to update the information.

•

Unlike the Fund’s regulatory filings, the portfolio data and its presentation in this document are not required to conform to Generally Accepted Accounting Principles (GAAP) and Securities and Exchange Commission (SEC) presentation requirements. Therefore, it differs from that provided in the complete portfolio of investments in the annual and semiannual report to shareholders filed with the SEC on Form N-CSR, and the complete portfolio of investments filed after the first and third quarter on Form N-Q.

•

The portfolio data is for information only. It does not constitute a recommendation or an offer for a particular security or fund, nor should it be taken as a solicitation or a recommendation to buy or sell securities or other investments.

•

Investors should carefully consider a Fund’s investment goals, risks, charges and expenses before investing. To obtain a prospectus, which contains this and other information, call us at 1-800-621-3979 or visit our website at dodgeandcox.com.

Please read the prospectus carefully before investing.

Copyright© 1998-2008. Dodge & Cox®. All rights reserved.

Dodge & Cox International Stock Fund (1048)

Portfolio Holdings as of September 30, 2008

The following portfolio data for the Dodge & Cox International Stock Fund is made available to the public under our Policy Regarding Disclosure of Portfolio Holdings and is “as of” the date indicated.

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
COMMON STOCKS
Accor SA	France	3,300,000	177,214,917
Adcock Ingram Holdings, Ltd.	South Africa	7,047,217	28,668,664
Aderans Holdings Co., Ltd.	Japan	4,037,000	64,106,750
AEGON NV	Netherlands	37,517,075	335,292,564
Akzo Nobel NV	Netherlands	1,276,290	61,359,736
Alcatel-Lucent	France	88,519,072	345,023,847
American International Group, Inc.	United States	37,833,000	125,983,890
Anadolu Efes Biracilik ve Malt Sanayii AS	Turkey	30,764,582	316,851,858
Arkema	France	6,626,740	243,372,439
Bangkok Bank PCL Foreign	Thailand	25,348,000	77,796,780
Bangkok Bank PCL NVDR	Thailand	2,700,000	8,291,581
BASF SE	Germany	6,850,800	328,329,871
Bayer AG	Germany	11,977,000	874,235,935
Bayerische Motoren Werke AG	Germany	6,971,100	271,902,322
Bezeq Israeli Telecommunication Corp., Ltd.	Israel	80,948,698	144,524,954
Brother Industries, Ltd.	Japan	23,601,000	248,459,478
Cemex SAB de CV ADR	Mexico	31,832,579	548,157,010
Chartered Semiconductor Manufacturing, Ltd.	Singapore	200,000,000	53,574,555
Cipla, Ltd.	India	28,601,457	142,165,015
Consorcio Ara SAB de CV	Mexico	113,420,000	63,261,738
Corporacion Geo SAB de CV, Series B	Mexico	47,605,400	108,648,177
Credit Suisse Group AG	Switzerland	20,405,000	971,510,619
Deutsche Post AG	Germany	17,050,000	359,645,479
Epcos AG	Germany	7,165,447	180,235,412
Fujifilm Holdings Corp.	Japan	18,286,100	473,899,598
Fujitsu, Ltd.	Japan	31,698,000	177,077,228
GlaxoSmithKline PLC ADR	United Kingdom	22,821,600	991,826,736
Grupo Financiero Banorte SAB de CV	Mexico	54,228,000	173,049,623
Grupo Televisa SA ADR	Mexico	35,230,592	770,493,047
Haci Omer Sabanci Holding AS	Turkey	86,332,024	325,488,052
Hang Lung Group, Ltd.	Hong Kong	45,044,000	142,787,487
Hang Lung Properties, Ltd.	Hong Kong	59,710,000	140,821,862
Hirose Electric Co., Ltd.	Japan	962,300	91,878,949
Hitachi, Ltd.	Japan	91,604,000	629,946,733
Honda Motor Co., Ltd. ADR	Japan	18,721,300	563,698,343
HSBC Holdings PLC	United Kingdom	72,650,000	1,176,555,382
ICICI Bank, Ltd.	India	15,195,668	180,144,697
ICICI Bank, Ltd. ADR	India	4,300,000	101,136,000
Infineon Technologies AG	Germany	84,902,800	479,808,370
Kasikornbank PCL Foreign	Thailand	111,446,527	211,703,487
KB Financial Group, Inc. ADR	South Korea	7,805,084	356,614,288
Koninklijke Philips Electronics NV	Netherlands	17,485,000	478,758,509
Kyocera Corp.	Japan	9,409,700	713,373,419
Lafarge SA	France	7,214,625	761,292,526
Lanxess AG	Germany	9,262,359	255,963,045
Liberty Global, Inc., Series A	United States	7,701,805	233,364,692
Liberty Global, Inc., Series C	United States	5,734,971	161,095,335
Matsushita Electric Industrial Co., Ltd.	Japan	30,443,072	528,342,168
Mediceo Paltac Holdings Co., Ltd.	Japan	20,501,800	250,550,369
Mitsubishi UFJ Financial Group	Japan	58,100,000	503,647,787
Mitsubishi UFJ Financial Group ADR	Japan	16,266,500	142,169,210
Motorola, Inc.	United States	60,270,000	430,327,800
Murata Manufacturing Co., Ltd.	Japan	3,951,000	158,533,109
Naspers, Ltd.	South Africa	36,640,895	724,626,179

Dodge & Cox International Stock Fund (1048)

Portfolio Holdings as of September 30, 2008

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Net Servicos de Comunicacao SA ADR	Brazil	12,523,647	109,957,621
News Corp., Class A	United States	54,944,892	658,789,255
Nexans SA	France	932,619	83,530,211
NGK Spark Plug Co., Ltd.	Japan	17,500,000	170,542,891
Nippon Yusen Kabushiki Kaisha	Japan	4,468,000	28,982,774
Nokia Oyj	Finland	36,192,500	674,726,490
Norsk Hydro ASA	Norway	21,412,300	144,615,732
Norsk Hydro ASA ADR	Norway	24,990,500	165,687,015
Nortel Networks Corp.	Canada	40,009,290	89,620,810
Novartis AG ADR	Switzerland	27,550,000	1,455,742,000
OAO Lukoil ADR	Russia	9,476,500	570,589,238
Qimonda AG ADR	Germany	22,470,300	22,695,003
Royal Bank of Scotland Group PLC	United Kingdom	344,885,647	1,142,445,930
Royal Dutch Shell PLC ADR	United Kingdom	12,118,400	715,106,784
Sanofi-Aventis	France	16,695,500	1,097,418,732
Schlumberger, Ltd.	United States	9,700,396	757,503,924
Schneider Electric SA	France	10,368,000	899,332,278
Shinhan Financial Group Co., Ltd. ADR	South Korea	3,878,664	276,393,597
Shinsei Bank, Ltd.	Japan	68,353,975	209,047,039
Siam Cement PCL Foreign	Thailand	11,203,500	44,869,853
Siam Cement PCL NVDR	Thailand	20,500,000	78,239,140
Sony Corp.	Japan	23,137,600	715,547,946
Standard Bank Group, Ltd.	South Africa	70,663,847	811,526,147
Standard Chartered PLC	United Kingdom	22,085,000	536,450,330
StatoilHydro ASA ADR	Norway	12,159,989	289,407,738
Swiss Life Holding	Switzerland	1,595,000	231,951,283
Swiss Reinsurance Co.	Switzerland	9,865,795	550,999,254
Telefonaktiebologet LM Ericsson	Sweden	18,643,100	175,753,484
Telefonica SA ADR	Spain	8,842,400	632,143,176
Telekomunik Indonesia ADR	Indonesia	9,103,047	271,088,740
Television Broadcasts, Ltd.	Hong Kong	22,300,000	94,349,386
Tesco PLC	United Kingdom	62,914,379	437,535,219
The Bank of Yokohama, Ltd.	Japan	83,015,000	402,716,255
Thomson	France	25,015,792	89,540,679
Tiger Brands, Ltd.	South Africa	7,972,043	137,572,901
TNT NV	Netherlands	12,034,410	336,581,522
Tokio Marine Holdings, Inc.	Japan	9,021,500	327,375,722
Total SA	France	10,132,000	611,272,657
Toto, Ltd.	Japan	36,577,000	270,316,962
Unicredit SPA	Italy	183,900,800	679,303,502
Volvo AB	Sweden	46,108,000	418,724,696
Wienerberger AG	Austria	9,467,876	257,349,345
Yamaha Motor Co., Ltd.	Japan	23,480,000	320,113,263
Yapi ve Kredi Bankasi AS	Turkey	143,779,068	303,517,896
PREFERRED STOCKS
Petroleo Brasileiro SA ADR	Brazil	10,391,800	388,861,156
Sadia SA ADR	Brazil	16,466,401	154,290,177
Ultrapar Participacoes SA ADR	Brazil	4,756,042	118,996,171
CASH EQUIVALENTS
Fixed Income Clearing Corporation Repurchase
Agreement	United States	616,729,000	616,729,000	1.6	10/1/08
SSgA Prime Money Market Fund	United States	36,972,616	36,972,616

		Notional USD Amount
FORWARD CURRENCY CONTRACTS TO SELL
175,000,000 British Pound Sterling	Great Britain	311,968,120	(2,211,120)
2,645,000,000 European Monetary Units	European Union	3,730,680,405	233,472,607

Dodge & Cox International Stock Fund (1048)

Portfolio Holdings as of September 30, 2008

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date

Important Legal Information

•

Portfolio holdings are subject to change without notice and may not represent current or future portfolio composition. The portfolio data is “as of” the date indicated and we disclaim any responsibility to update the information.

•

Unlike the Fund’s regulatory filings, the portfolio data and its presentation in this document are not required to conform to Generally Accepted Accounting Principles (GAAP) and Securities and Exchange Commission (SEC) presentation requirements. Therefore, it differs from that provided in the complete portfolio of investments in the annual and semiannual report to shareholders filed with the SEC on Form N-CSR, and the complete portfolio of investments filed after the first and third quarter on Form N-Q.

•

The portfolio data is for information only. It does not constitute a recommendation or an offer for a particular security or fund, nor should it be taken as a solicitation or a recommendation to buy or sell securities or other investments.

•

Investors should carefully consider a Fund’s investment goals, risks, charges and expenses before investing. To obtain a prospectus, which contains this and other information, call us at 1-800-621-3979 or visit our website at dodgeandcox.com.

Please read the prospectus carefully before investing.

Copyright© 1998-2008. Dodge & Cox®. All rights reserved.

Dodge & Cox Income Fund (147)

Portfolio Holdings as of September 30, 2008

The following portfolio data for the Dodge & Cox Income Fund is made available to the public under our Policy Regarding Disclosure of Portfolio Holdings and is “as of” the date indicated.

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
FIXED-INCOME SECURITIES
American International Group, Inc.	United States	78,800,000	45,780,672	8.250	8/15/18
AT&T, Inc.	United States	160,005,000	162,045,064	8.000	11/15/31
Bank of America Corp.	United States	105,000,000	87,223,395	5.300	3/15/17
Bank of America Corp.	United States	21,450,000	14,088,232	5.625	3/8/35
Bank of America Corp.	United States	64,470,000	49,850,074	6.625	5/23/36
Bank of America Corp.	United States	14,615,000	12,501,642	8.000	12/15/26
Boston Properties, Inc.	United States	17,444,000	15,962,577	5.000	6/1/15
Boston Properties, Inc.	United States	35,160,000	33,018,633	5.625	4/15/15
Boston Properties, Inc.	United States	74,643,000	74,526,298	6.250	1/15/13
Boston Scientific Corp.	United States	51,258,000	47,926,230	5.450	6/15/14
Boston Scientific Corp.	United States	15,000,000	14,137,500	6.250	11/15/15
Boston Scientific Corp.	United States	60,317,000	57,301,150	6.400	6/15/16
Burlington Northern Santa Fe Corp.	United States	7,883,000	7,357,708	4.300	7/1/13
Burlington Northern Santa Fe Corp.	United States	7,835,000	7,509,424	4.875	1/15/15
Burlington Northern Santa Fe Corp.	United States	9,499,294	8,815,176	5.342	4/1/24
Burlington Northern Santa Fe Corp.	United States	40,744,525	39,353,274	5.629	4/1/24
Burlington Northern Santa Fe Corp.	United States	28,783,948	27,953,230	5.720	1/15/24
Burlington Northern Santa Fe Corp.	United States	51,723,386	51,400,549	5.996	4/1/24
Burlington Northern Santa Fe Corp.	United States	21,020,069	22,552,577	7.570	1/2/21
Burlington Northern Santa Fe Corp.	United States	6,817,071	7,442,129	8.251	1/15/21
Capital One Financial Corp.	United States	130,225,000	114,636,677	6.750	9/15/17
CIGNA Corp.	United States	38,000,000	32,014,240	6.150	11/15/36
CIGNA Corp.	United States	28,755,000	29,340,624	6.375	10/15/11
CIGNA Corp.	United States	13,665,000	13,973,241	7.000	1/15/11
CIGNA Corp.	United States	3,597,000	3,545,456	7.650	3/1/23
CIGNA Corp.	United States	27,840,000	28,022,630	7.875	5/15/27
CIGNA Corp.	United States	7,445,000	7,658,619	8.300	1/15/33
Citigroup, Inc.	United States	161,000,000	130,196,806	4.504	5/15/18
Citigroup, Inc.	United States	77,115,000	65,353,035	6.125	11/21/17
Comcast Corp.	United States	75,090,000	68,825,241	5.300	1/15/14
Comcast Corp.	United States	24,985,000	23,018,681	5.850	11/15/15
Comcast Corp.	United States	61,380,000	54,728,372	5.875	2/15/18
Comcast Corp.	United States	41,765,000	38,279,878	5.900	3/15/16
Comcast Corp.	United States	31,370,000	28,844,778	6.300	11/15/17
Comcast Corp.	United States	42,020,000	39,492,665	6.500	1/15/17
Covidien, Ltd.	United States	32,700,000	32,307,371	6.000	10/15/17
Cox Communications, Inc.	United States	114,974,000	107,127,599	5.450	12/15/14
Cox Communications, Inc.	United States	78,390,000	72,372,627	5.875	12/1/16
CSX Corp.	United States	22,073,281	21,143,671	6.251	1/15/23
CSX Corp.	United States	10,272,000	11,598,208	9.750	6/15/20
Dept. of Veterans Affairs	United States	26,476,380	28,260,861	7.500	6/15/27
Dept. of Veterans Affairs	United States	972,650	1,043,211	8.189	3/15/28
Dept. of Veterans Affairs	United States	356,902	385,677	9.293	5/15/25
Dillard’s, Inc.	United States	5,060,000	5,047,350	6.625	11/15/08
Dillard’s, Inc.	United States	28,825,000	16,142,000	7.000	12/1/28
Dillard’s, Inc.	United States	24,015,000	15,249,525	7.130	8/1/18
Dillard’s, Inc.	United States	21,666,000	12,349,620	7.750	7/15/26
Dillard’s, Inc.	United States	12,903,000	7,612,770	7.750	5/15/27
Dillard’s, Inc.	United States	1,900,000	1,672,000	7.850	10/1/12
Dillard’s, Inc.	United States	550,000	550,688	9.500	9/1/09
Dow Chemical Co.	United States	54,087,000	53,036,198	4.027	9/30/09
Dow Chemical Co.	United States	9,875,000	9,986,479	6.000	10/1/12
Dow Chemical Co.	United States	48,884,000	47,384,141	7.375	11/1/29

Dodge & Cox Income Fund (147)

Portfolio Holdings as of September 30, 2008

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Fannie Mae	United States	19,199,497	19,035,514	3.933	10/1/33
Fannie Mae	United States	28,272,393	28,079,971	4.129	12/1/36
Fannie Mae	United States	14,937,117	15,098,583	4.198	9/1/34
Fannie Mae	United States	14,842,686	14,559,834	4.233	1/1/35
Fannie Mae	United States	17,728,918	17,849,024	4.469	7/1/34
Fannie Mae	United States	11,368,189	11,407,106	4.485	1/1/35
Fannie Mae	United States	44,336,977	44,629,676	4.486	1/1/35
Fannie Mae	United States	9,298,345	9,327,130	4.500	6/1/35
Fannie Mae	United States	12,280,886	12,305,498	4.500	7/1/35
Fannie Mae	United States	20,488,939	20,211,886	4.528	8/1/34
Fannie Mae	United States	17,356,280	17,591,568	4.602	10/1/34
Fannie Mae	United States	18,017,826	18,036,454	4.629	8/1/35
Fannie Mae	United States	30,148,519	30,260,742	4.644	1/1/36
Fannie Mae	United States	4,123,213	4,193,838	4.692	8/1/34
Fannie Mae	United States	14,589,790	14,625,372	4.734	7/1/35
Fannie Mae	United States	13,851,637	13,884,403	4.735	7/1/35
Fannie Mae	United States	25,101,761	25,119,063	4.760	10/1/35
Fannie Mae	United States	44,427,280	44,446,940	4.778	8/1/35
Fannie Mae	United States	24,533,641	24,788,952	4.792	1/1/36
Fannie Mae	United States	19,608,402	19,656,008	4.796	11/1/36
Fannie Mae	United States	16,997,804	17,094,211	4.859	12/1/35
Fannie Mae	United States	13,278,732	13,317,340	4.900	10/1/35
Fannie Mae	United States	23,106,363	23,213,452	4.991	4/1/35
Fannie Mae	United States	18,616,861	18,653,886	5.000	9/1/35
Fannie Mae	United States	110,720,208	109,653,280	5.030	7/1/35
Fannie Mae	United States	15,610,411	15,796,404	5.076	7/1/35
Fannie Mae	United States	27,320,610	27,484,534	5.221	1/1/37
Fannie Mae	United States	15,692,031	15,634,772	5.278	11/1/35
Fannie Mae	United States	14,948,212	15,226,293	5.500	9/1/14
Fannie Mae	United States	6,654,974	6,778,776	5.500	9/1/14
Fannie Mae	United States	5,123,079	5,218,383	5.500	8/1/15
Fannie Mae	United States	2,962,278	3,017,385	5.500	8/1/15
Fannie Mae	United States	7,824,616	7,972,622	5.500	4/1/16
Fannie Mae	United States	6,515,760	6,639,009	5.500	1/1/17
Fannie Mae	United States	7,183,720	7,319,603	5.500	7/1/17
Fannie Mae	United States	436,176	444,018	5.500	9/1/17
Fannie Mae	United States	5,783,649	5,887,627	5.500	10/1/17
Fannie Mae	United States	2,306,832	2,348,304	5.500	11/1/17
Fannie Mae	United States	28,771,146	29,288,392	5.500	12/1/17
Fannie Mae	United States	8,686,759	8,842,929	5.500	1/1/18
Fannie Mae	United States	2,451,539	2,497,911	5.500	1/1/18
Fannie Mae	United States	13,837,127	14,098,863	5.500	2/1/18
Fannie Mae	United States	8,562,606	8,716,544	5.500	3/1/18
Fannie Mae	United States	15,455,162	15,747,503	5.500	4/1/18
Fannie Mae	United States	4,807,441	4,893,869	5.500	12/1/18
Fannie Mae	United States	74,138,408	75,540,769	5.500	12/1/18
Fannie Mae	United States	11,185,175	11,337,326	5.500	12/1/19
Fannie Mae	United States	105,130,822	106,620,176	5.500	1/1/21
Fannie Mae	United States	31,325,552	31,642,071	5.500	1/1/22
Fannie Mae	United States	11,627,848	11,629,830	5.500	10/1/33
Fannie Mae	United States	11,062,191	11,064,076	5.500	2/1/34
Fannie Mae	United States	166,218,952	166,247,284	5.500	5/1/34
Fannie Mae	United States	21,493,296	21,510,393	5.500	8/1/35
Fannie Mae	United States	178,096,870	178,505,009	5.500	8/1/35
Fannie Mae	United States	1,434,770	1,468,635	6.000	4/1/13
Fannie Mae	United States	1,973,500	2,020,080	6.000	3/1/14
Fannie Mae	United States	1,695,702	1,735,726	6.000	6/1/14
Fannie Mae	United States	8,152,180	8,333,556	6.000	12/1/15

Dodge & Cox Income Fund (147)

Portfolio Holdings as of September 30, 2008

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Fannie Mae	United States	15,052,675	15,387,578	6.000	3/1/16
Fannie Mae	United States	3,386,885	3,466,826	6.000	7/1/16
Fannie Mae	United States	15,471,573	15,918,018	6.000	11/1/16
Fannie Mae	United States	10,370,493	10,615,267	6.000	1/1/17
Fannie Mae	United States	8,176,583	8,369,574	6.000	1/1/17
Fannie Mae	United States	2,079,681	2,128,118	6.000	4/1/17
Fannie Mae	United States	2,916,204	2,984,123	6.000	5/1/17
Fannie Mae	United States	19,043,383	19,492,863	6.000	7/1/17
Fannie Mae	United States	10,918,506	11,176,215	6.000	11/1/17
Fannie Mae	United States	35,428,355	36,264,568	6.000	11/1/17
Fannie Mae	United States	3,105,603	3,178,904	6.000	1/1/18
Fannie Mae	United States	12,831,810	13,130,668	6.000	2/1/18
Fannie Mae	United States	7,874,778	8,058,185	6.000	3/1/18
Fannie Mae	United States	12,614,599	12,912,341	6.000	3/1/18
Fannie Mae	United States	9,957,736	10,195,880	6.000	4/1/18
Fannie Mae	United States	4,650,492	4,758,804	6.000	8/1/18
Fannie Mae	United States	7,062,244	7,228,934	6.000	12/1/18
Fannie Mae	United States	19,082,836	19,533,247	6.000	1/1/19
Fannie Mae	United States	19,714,652	20,179,976	6.000	1/1/19
Fannie Mae	United States	44,427,259	45,475,873	6.000	2/1/19
Fannie Mae	United States	20,230,660	20,708,163	6.000	2/1/19
Fannie Mae	United States	6,040,213	6,182,780	6.000	2/1/19
Fannie Mae	United States	16,439,118	16,827,130	6.000	7/1/19
Fannie Mae	United States	12,724,662	13,025,002	6.000	8/1/19
Fannie Mae	United States	18,706,990	19,154,376	6.000	8/1/19
Fannie Mae	United States	11,861,748	12,141,720	6.000	8/1/19
Fannie Mae	United States	9,618,186	9,848,209	6.000	10/1/19
Fannie Mae	United States	41,913,215	42,902,490	6.000	12/1/19
Fannie Mae	United States	14,981,117	15,292,581	6.000	1/1/20
Fannie Mae	United States	50,283,342	51,470,176	6.000	12/1/20
Fannie Mae	United States	78,314,898	79,938,301	6.000	12/1/21
Fannie Mae	United States	130,448,591	133,038,379	6.000	3/1/22
Fannie Mae	United States	25,389,398	25,893,452	6.000	3/1/22
Fannie Mae	United States	64,292,651	65,569,049	6.000	4/1/22
Fannie Mae	United States	99,206,131	101,175,664	6.000	8/1/22
Fannie Mae	United States	2,858,941	2,874,317	6.000	6/25/23
Fannie Mae	United States	60,929,281	61,931,402	6.000	2/1/28
Fannie Mae	United States	20,902,766	21,349,523	6.000	11/1/28
Fannie Mae	United States	12,754,712	13,027,320	6.000	12/1/28
Fannie Mae	United States	21,524,047	21,839,392	6.000	12/25/31
Fannie Mae	United States	80,058,587	81,519,505	6.000	3/1/33
Fannie Mae	United States	11,893,531	12,103,132	6.000	2/1/34
Fannie Mae	United States	33,826,815	34,422,948	6.000	4/1/34
Fannie Mae	United States	16,454,577	16,744,557	6.000	8/1/34
Fannie Mae	United States	160,482,086	163,310,279	6.000	4/1/35
Fannie Mae	United States	124,223,417	126,490,260	6.000	4/1/35
Fannie Mae	United States	125,664,173	128,035,846	6.000	4/1/35
Fannie Mae	United States	41,139,569	41,916,000	6.000	6/1/35
Fannie Mae	United States	135,866,677	138,430,903	6.000	6/1/35
Fannie Mae	United States	135,778,582	138,256,285	6.000	7/1/35
Fannie Mae	United States	101,596,195	103,450,133	6.000	7/1/35
Fannie Mae	United States	50,618,668	51,510,726	6.000	11/1/35
Fannie Mae	United States	133,762,621	136,454,340	6.000	3/1/36
Fannie Mae	United States	26,218,439	26,591,186	6.139	8/25/47
Fannie Mae	United States	96,726,999	98,026,972	6.163	8/25/47
Fannie Mae	United States	898,315	937,792	6.500	11/1/12
Fannie Mae	United States	11,353,129	11,804,123	6.500	3/1/17
Fannie Mae	United States	6,500,128	6,746,153	6.500	6/1/17

Dodge & Cox Income Fund (147)

Portfolio Holdings as of September 30, 2008

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Fannie Mae	United States	11,441,568	11,892,500	6.500	7/1/17
Fannie Mae	United States	18,047,298	18,764,214	6.500	7/1/17
Fannie Mae	United States	15,419,464	16,031,991	6.500	1/1/18
Fannie Mae	United States	37,858,649	39,362,556	6.500	4/1/18
Fannie Mae	United States	26,694,145	27,754,550	6.500	6/1/18
Fannie Mae	United States	9,703,638	10,089,108	6.500	11/1/18
Fannie Mae	United States	24,595,357	25,511,016	6.500	4/1/19
Fannie Mae	United States	4,997,950	5,135,479	6.500	5/1/22
Fannie Mae	United States	19,741,221	20,417,062	6.500	10/1/24
Fannie Mae	United States	2,429,602	2,470,535	6.500	9/25/28
Fannie Mae	United States	14,098,665	14,525,854	6.500	10/25/28
Fannie Mae	United States	143,304,195	148,203,136	6.500	12/1/32
Fannie Mae	United States	6,433,766	6,653,708	6.500	1/1/34
Fannie Mae	United States	8,174,804	8,391,676	6.500	4/1/36
Fannie Mae	United States	49,302,763	50,511,243	6.500	3/25/37
Fannie Mae	United States	70,271,091	71,688,677	6.500	9/1/37
Fannie Mae	United States	100,615,757	102,645,489	6.500	10/1/37
Fannie Mae	United States	116,338,175	119,418,008	6.500	11/1/37
Fannie Mae	United States	97,672,991	99,643,359	6.500	11/1/37
Fannie Mae	United States	50,567,632	51,587,739	6.500	1/1/38
Fannie Mae	United States	166,173,027	169,525,254	6.500	5/1/38
Fannie Mae	United States	9,001,458	9,398,234	6.500	6/25/42
Fannie Mae	United States	14,456,222	14,842,174	6.500	12/25/42
Fannie Mae	United States	9,259,935	9,519,471	6.500	12/25/42
Fannie Mae	United States	2,187,109	2,242,956	6.500	12/25/45
Fannie Mae	United States	321,872	332,655	7.000	12/1/10
Fannie Mae	United States	255,562	263,751	7.000	12/1/11
Fannie Mae	United States	3,027,552	3,182,494	7.000	4/1/32
Fannie Mae	United States	4,888,384	5,076,283	7.000	6/25/32
Fannie Mae	United States	113,124,270	118,328,565	7.000	11/1/37
Fannie Mae	United States	205,039,387	214,186,071	7.000	12/1/37
Fannie Mae	United States	6,784,270	7,049,284	7.000	12/25/41
Fannie Mae	United States	7,361,929	7,622,046	7.000	6/25/42
Fannie Mae	United States	3,907,246	4,133,742	7.000	6/25/42
Fannie Mae	United States	23,309,101	24,777,632	7.000	7/25/42
Fannie Mae	United States	7,049,220	7,311,212	7.000	10/25/42
Fannie Mae	United States	16,399,482	17,412,149	7.000	10/25/44
Fannie Mae	United States	2,105,986	2,180,545	7.000	3/25/45
Fannie Mae	United States	14,564,529	15,142,767	7.000	12/25/45
Fannie Mae	United States	167,687	169,236	7.500	11/1/14
Fannie Mae	United States	13,087,899	13,779,026	7.500	8/1/17
Fannie Mae	United States	4,208,606	4,480,363	7.500	7/25/41
Fannie Mae	United States	6,520,775	6,773,365	7.500	12/25/42
Fannie Mae	United States	29,094,078	31,366,715	7.500	3/25/44
Fannie Mae	United States	17,998,592	19,429,113	7.500	6/25/44
Fannie Mae	United States	227,603	235,095	7.500	12/25/45
Fannie Mae	United States	63,654	66,664	8.000	1/1/12
Fannie Mae	United States	16,990,038	17,784,540	8.000	12/25/45
Fannie Mae Multifamily DUS	United States	13,590,000	13,122,656	4.750	3/1/15
Fannie Mae Multifamily DUS	United States	14,571,097	14,400,823	4.826	1/1/13
Fannie Mae Multifamily DUS	United States	14,721,558	14,558,641	4.858	2/1/13
Fannie Mae Multifamily DUS	United States	43,291,078	43,451,589	5.235	10/1/12
Fannie Mae Multifamily DUS	United States	36,484,406	36,052,276	5.425	6/1/17
Fannie Mae Multifamily DUS	United States	47,782,239	47,957,629	5.549	11/1/16
Fannie Mae Multifamily DUS	United States	2,527,523	2,571,111	5.677	12/1/12
Fannie Mae Multifamily DUS	United States	21,451,279	21,975,152	5.848	9/1/12
Fannie Mae Multifamily DUS	United States	21,902,491	22,435,375	5.931	4/1/12
Fannie Mae Multifamily DUS	United States	1,170,798	1,173,995	6.380	7/1/09

Dodge & Cox Income Fund (147)

Portfolio Holdings as of September 30, 2008

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Fannie Mae Multifamily DUS	United States	2,485,386	2,566,009	6.055	5/1/12
Fannie Mae Multifamily DUS	United States	12,483,913	12,934,972	6.095	3/1/12
Fannie Mae Multifamily DUS	United States	8,802,329	9,055,177	6.113	2/1/12
Fannie Mae Multifamily DUS	United States	23,799,341	24,432,239	6.130	10/1/11
Fannie Mae Multifamily DUS	United States	22,163,610	22,751,373	6.224	5/1/11
Fannie Mae Multifamily DUS	United States	16,670,580	17,168,488	6.253	9/1/11
FedEx Corp.	United States	23,282,894	23,887,006	6.720	7/15/23
FedEx Corp.	United States	2,782,404	3,006,864	7.650	7/15/24
Ford Motor Credit Co.	United States	2,070,000	1,284,018	7.000	10/1/13
Ford Motor Credit Co.	United States	235,750,000	149,556,283	7.250	10/25/11
Ford Motor Credit Co.	United States	305,048,000	202,698,600	7.375	2/1/11
Ford Motor Credit Co.	United States	38,625,000	23,983,228	7.800	6/1/12
Freddie Mac	United States	113,675	113,568	6.000	10/15/08
Freddie Mac	United States	4,688,810	4,731,687	6.000	9/15/30
Freddie Mac	United States	30,518,609	31,652,958	6.500	6/15/32
Freddie Mac	United States	6,513,572	6,726,518	7.088	7/25/33
Freddie Mac Gold	United States	13,758,754	13,852,781	4.149	1/1/35
Freddie Mac Gold	United States	9,439,157	9,460,040	4.312	8/1/34
Freddie Mac Gold	United States	8,440,493	8,367,789	4.324	3/1/35
Freddie Mac Gold	United States	28,388,128	28,332,743	4.403	9/1/35
Freddie Mac Gold	United States	105,410,866	106,983,706	4.410	1/1/35
Freddie Mac Gold	United States	6,724,113	6,764,260	4.494	4/1/35
Freddie Mac Gold	United States	29,762,874	29,632,056	4.614	4/1/36
Freddie Mac Gold	United States	13,834,388	13,708,170	4.649	8/1/35
Freddie Mac Gold	United States	59,951,139	59,939,835	4.700	9/1/33
Freddie Mac Gold	United States	17,140,961	17,145,443	4.712	8/1/35
Freddie Mac Gold	United States	52,271,611	52,438,153	4.723	2/1/34
Freddie Mac Gold	United States	10,183,444	10,183,848	4.827	2/1/35
Freddie Mac Gold	United States	20,161,536	20,223,029	4.855	1/1/36
Freddie Mac Gold	United States	19,138,408	19,238,396	4.861	10/1/35
Freddie Mac Gold	United States	60,015,789	60,773,271	5.136	1/1/36
Freddie Mac Gold	United States	24,793,994	25,075,861	5.163	5/1/37
Freddie Mac Gold	United States	26,687,657	26,873,670	5.293	1/1/37
Freddie Mac Gold	United States	64,813,184	65,159,286	5.338	7/1/37
Freddie Mac Gold	United States	43,404,517	44,145,154	5.449	3/1/37
Freddie Mac Gold	United States	11,205,921	11,433,664	5.500	11/1/13
Freddie Mac Gold	United States	6,696,114	6,797,663	5.500	7/1/14
Freddie Mac Gold	United States	5,131,109	5,220,149	5.500	10/1/16
Freddie Mac Gold	United States	4,017,061	4,086,768	5.500	10/1/16
Freddie Mac Gold	United States	21,320,555	21,670,541	5.500	11/1/18
Freddie Mac Gold	United States	76,534,038	77,455,542	5.500	10/1/20
Freddie Mac Gold	United States	61,654,924	61,849,702	5.500	11/1/23
Freddie Mac Gold	United States	59,703,332	60,625,013	5.531	4/1/37
Freddie Mac Gold	United States	23,701,022	24,074,993	5.850	8/1/36
Freddie Mac Gold	United States	18,051,648	18,296,506	5.923	1/1/36
Freddie Mac Gold	United States	689,400	709,155	6.000	4/1/13
Freddie Mac Gold	United States	445,347	458,111	6.000	5/1/13
Freddie Mac Gold	United States	703,901	716,814	6.000	12/1/13
Freddie Mac Gold	United States	4,704,709	4,821,224	6.000	12/1/13
Freddie Mac Gold	United States	2,703,317	2,768,755	6.000	4/1/14
Freddie Mac Gold	United States	2,111,219	2,150,007	6.000	2/1/15
Freddie Mac Gold	United States	7,970,146	8,160,227	6.000	8/1/16
Freddie Mac Gold	United States	7,317,893	7,452,938	6.000	9/1/16
Freddie Mac Gold	United States	17,208,221	17,525,783	6.000	5/1/17
Freddie Mac Gold	United States	3,969,981	4,043,351	6.000	6/1/17
Freddie Mac Gold	United States	15,707,845	15,998,147	6.000	8/1/17
Freddie Mac Gold	United States	15,829,364	16,121,481	6.000	12/1/17
Freddie Mac Gold	United States	9,739,672	9,919,675	6.000	1/1/18

Dodge & Cox Income Fund (147)

Portfolio Holdings as of September 30, 2008

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Freddie Mac Gold	United States	4,168,137	4,245,057	6.000	2/1/18
Freddie Mac Gold	United States	9,751,006	9,930,686	6.000	2/1/19
Freddie Mac Gold	United States	55,830,517	56,868,431	6.000	2/1/22
Freddie Mac Gold	United States	14,516,392	14,803,809	6.000	7/1/25
Freddie Mac Gold	United States	35,859,782	36,536,567	6.000	2/1/33
Freddie Mac Gold	United States	61,008,386	62,045,413	6.000	3/1/35
Freddie Mac Gold	United States	228,757	236,987	6.500	2/1/11
Freddie Mac Gold	United States	600,856	622,471	6.500	4/1/12
Freddie Mac Gold	United States	643,965	667,167	6.500	6/1/12
Freddie Mac Gold	United States	3,750,516	3,885,745	6.500	7/1/14
Freddie Mac Gold	United States	726,236	752,422	6.500	11/1/14
Freddie Mac Gold	United States	7,901,515	8,186,843	6.500	5/1/16
Freddie Mac Gold	United States	2,086,619	2,186,145	6.500	2/1/17
Freddie Mac Gold	United States	2,298,524	2,407,458	6.500	3/1/17
Freddie Mac Gold	United States	6,681,620	6,923,079	6.500	5/1/17
Freddie Mac Gold	United States	8,997,567	9,322,720	6.500	6/1/17
Freddie Mac Gold	United States	3,651,744	3,783,710	6.500	8/1/17
Freddie Mac Gold	United States	2,249,096	2,330,373	6.500	12/1/17
Freddie Mac Gold	United States	12,946,725	13,414,593	6.500	12/1/17
Freddie Mac Gold	United States	4,650,958	4,818,780	6.500	9/1/18
Freddie Mac Gold	United States	2,030,277	2,102,428	6.500	7/1/21
Freddie Mac Gold	United States	1,606,312	1,662,407	6.500	4/1/22
Freddie Mac Gold	United States	33,403,692	34,337,130	6.500	10/1/26
Freddie Mac Gold	United States	28,220,828	29,189,316	6.500	12/1/32
Freddie Mac Gold	United States	55,080,040	55,961,320	6.500	9/1/37
Freddie Mac Gold	United States	332,732,182	341,551,475	6.500	3/1/38
Freddie Mac Gold	United States	396	399	7.000	11/1/08
Freddie Mac Gold	United States	474,631	492,353	7.000	12/1/11
Freddie Mac Gold	United States	261,085	270,834	7.000	3/1/12
Freddie Mac Gold	United States	17,903,697	18,899,734	7.000	4/1/31
Freddie Mac Gold	United States	2,187,569	2,371,130	7.900	2/17/21
General Electric Co.	United States	31,739,000	29,232,159	5.000	2/1/13
Ginnie Mae	United States	31,636	31,787	7.000	4/15/09
Ginnie Mae	United States	1,731,765	1,831,386	7.000	5/15/28
Ginnie Mae	United States	1,492,418	1,513,244	7.250	7/16/28
Ginnie Mae	United States	377,844	405,670	7.500	9/15/17
Ginnie Mae	United States	3,245,401	3,494,101	7.500	11/15/24
Ginnie Mae	United States	2,033,504	2,194,820	7.500	5/15/25
Ginnie Mae	United States	138,837	150,615	7.800	6/15/20
Ginnie Mae	United States	170,130	184,608	7.800	7/15/20
Ginnie Mae	United States	92,859	100,793	7.800	7/15/20
Ginnie Mae	United States	315,423	341,580	7.800	8/15/20
Ginnie Mae	United States	165,558	180,272	7.800	9/15/20
Ginnie Mae	United States	56,425	61,251	7.800	10/15/20
Ginnie Mae	United States	143,489	155,101	7.800	11/15/20
Ginnie Mae	United States	311,076	336,980	7.800	1/15/21
Ginnie Mae	United States	133,718	145,198	7.800	1/15/21
GMAC, LLC	United States	443,170,000	194,994,800	6.875	9/15/11
GMAC, LLC	United States	43,025,000	17,425,125	6.875	8/28/12
GMAC, LLC	United States	155,150,000	60,508,500	8.000	11/1/31
GSMPS Mortgage Loan Trust	United States	11,335,090	12,486,351	8.500	6/25/34
HCA, Inc.	United States	28,700,000	22,386,000	5.750	3/15/14
HCA, Inc.	United States	39,655,000	33,111,925	6.250	2/15/13
HCA, Inc.	United States	32,100,000	27,686,250	6.300	10/1/12
HCA, Inc.	United States	19,690,000	15,604,325	6.500	2/15/16
HCA, Inc.	United States	29,463,000	24,748,920	6.750	7/15/13
HCA, Inc.	United States	147,133,000	136,098,025	6.950	5/1/12
HCA, Inc.	United States	54,800,000	52,882,000	7.875	2/1/11

Dodge & Cox Income Fund (147)

Portfolio Holdings as of September 30, 2008

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
HCA, Inc.	United States	54,920,000	54,096,200	8.750	9/1/10
Health Net, Inc.	United States	46,160,000	34,620,000	6.375	6/1/17
HSBC Holdings PLC	United Kingdom	41,875,000	34,683,262	6.500	5/2/36
HSBC Holdings PLC	United Kingdom	78,475,000	66,740,241	6.500	9/15/37
JPMorgan Chase & Co.	United States	22,090,000	15,252,085	5.850	8/1/35
JPMorgan Chase & Co.	United States	14,625,000	10,152,309	5.875	3/15/35
JPMorgan Chase & Co.	United States	26,480,000	24,663,710	8.750	9/1/30
Kaupthing Bank HF	Iceland	118,913,000	56,518,917	7.125	5/19/16
Lafarge SA	France	69,585,000	62,961,040	6.500	7/15/16
Liberty Media Corp.	United States	99,237,000	69,951,254	8.250	2/1/30
Liberty Media Corp.	United States	40,589,000	28,682,217	8.500	7/15/29
Macy’s, Inc.	United States	1,100,000	796,728	6.375	3/15/37
Macy’s, Inc.	United States	1,525,000	1,202,461	6.650	7/15/24
Macy’s, Inc.	United States	20,550,000	15,969,549	6.700	9/15/28
Macy’s, Inc.	United States	60,630,000	48,232,438	6.700	7/15/34
Macy’s, Inc.	United States	31,140,000	24,350,857	6.900	4/1/29
Macy’s, Inc.	United States	33,720,000	26,534,571	6.900	1/15/32
Macy’s, Inc.	United States	29,350,000	23,556,486	7.000	2/15/28
Macy’s, Inc.	United States	7,155,000	6,900,318	7.625	8/15/13
Macy’s, Inc.	United States	70,935,000	67,260,283	7.875	7/15/15
Nordstrom, Inc.	United States	12,620,000	11,187,491	6.950	3/15/28
Norfolk Southern Corp.	United States	29,475,000	31,891,007	7.700	5/15/17
Norfolk Southern Corp.	United States	14,188,000	17,717,082	9.750	6/15/20
Safeco Corp.	United States	15,225,000	14,999,350	4.875	2/1/10
Safeco Corp.	United States	18,122,000	18,856,557	7.250	9/1/12
SLM Corp.	United States	124,500,000	84,660,000	8.450	6/15/18
SLM Student Loan Trust	United States	13,289,428	13,250,544	2.790	10/25/16
SLM Student Loan Trust	United States	20,189,232	20,041,386	2.800	10/25/16
SLM Student Loan Trust	United States	183,175,000	173,603,483	2.800	7/25/17
SLM Student Loan Trust	United States	10,000,000	9,582,046	2.810	10/25/17
SLM Student Loan Trust	United States	36,733,985	36,095,365	2.880	4/25/17
SLM Student Loan Trust	United States	56,000,000	52,912,065	2.880	7/25/19
SLM Student Loan Trust	United States	4,925,626	4,923,286	3.030	7/27/15
SLM Student Loan Trust	United States	10,887,228	10,841,839	3.300	1/25/14
Small Business Administration - 504 Program	United States	8,656,939	8,275,108	4.625	2/1/25
Small Business Administration - 504 Program	United States	16,166,593	15,555,422	4.750	7/1/25
Small Business Administration - 504 Program	United States	17,934,172	17,229,187	4.760	9/1/25
Small Business Administration - 504 Program	United States	17,654,798	17,120,715	4.840	5/1/25
Small Business Administration - 504 Program	United States	6,753,615	6,568,577	4.870	12/1/24
Small Business Administration - 504 Program	United States	5,840,220	5,691,470	4.950	3/1/25
Small Business Administration - 504 Program	United States	5,654,339	5,604,094	5.100	12/1/22
Small Business Administration - 504 Program	United States	13,128,522	12,855,667	5.120	12/1/26
Small Business Administration - 504 Program	United States	18,462,564	18,066,582	5.210	1/1/26
Small Business Administration - 504 Program	United States	39,632,874	38,889,991	5.230	3/1/27
Small Business Administration - 504 Program	United States	26,233,242	26,002,376	5.320	1/1/27
Small Business Administration - 504 Program	United States	41,701,533	41,342,921	5.320	4/1/27
Small Business Administration - 504 Program	United States	5,475,896	5,452,911	5.350	2/1/26
Small Business Administration - 504 Program	United States	16,962,933	16,904,899	5.370	10/1/26
Small Business Administration - 504 Program	United States	27,542,913	27,712,261	5.570	3/1/26
Small Business Administration - 504 Program	United States	21,649,391	21,967,644	5.780	12/1/21
Small Business Administration - 504 Program	United States	1,314,909	1,323,925	5.800	12/1/18
Small Business Administration - 504 Program	United States	28,856,827	29,429,442	5.820	7/1/27
Small Business Administration - 504 Program	United States	47,976,902	49,293,101	6.070	7/1/26
Small Business Administration - 504 Program	United States	1,997,273	2,034,557	6.150	8/1/18
Small Business Administration - 04 Program	United States	1,286,779	1,300,248	6.300	12/1/13
Small Business Administration - 504 Program	United States	1,477,555	1,505,344	6.300	3/1/19
Small Business Administration - 504 Program	United States	5,573,828	5,693,711	6.350	3/1/18
Small Business Administration - 504 Program	United States	1,693,142	1,711,430	6.500	3/1/13

Dodge & Cox Income Fund (147)

Portfolio Holdings as of September 30, 2008

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Small Business Administration - 504 Program	United States	1,474,220	1,492,628	6.500	1/1/14
Small Business Administration - 504 Program	United States	2,444,290	2,467,221	6.550	5/1/13
Small Business Administration - 504 Program	United States	1,600,347	1,638,470	6.550	10/1/17
Small Business Administration - 504 Program	United States	9,211,980	9,532,299	6.625	7/1/21
Small Business Administration - 504 Program	United States	834,658	843,477	6.650	6/1/13
Small Business Administration - 504 Program	United States	591,948	597,744	6.750	4/1/13
Small Business Administration - 504 Program	United States	691,530	698,039	7.000	10/1/12
Small Business Administration - 504 Program	United States	493,518	499,712	7.000	2/1/13
Small Business Administration - 504 Program	United States	3,463,988	3,585,770	7.000	7/1/19
Small Business Administration - 504 Program	United States	431,906	437,448	7.050	9/1/12
Small Business Administration - 504 Program	United States	1,072,358	1,107,851	7.300	5/1/17
Small Business Administration - 504 Program	United States	997,475	1,038,603	7.300	9/1/19
Small Business Administration - 504 Program	United States	402,484	407,971	7.400	8/1/12
Small Business Administration - 504 Program	United States	421,241	426,674	7.450	12/1/12
Small Business Administration - 504 Program	United States	839,823	850,069	7.550	11/1/12
Small Business Administration - 504 Program	United States	670,629	679,608	7.600	7/1/12
Small Business Administration - 504 Program	United States	953,519	974,209	7.600	6/1/14
Small Business Administration - 504 Program	United States	373,948	381,400	7.700	4/1/14
Small Business Administration - 504 Program	United States	1,460,015	1,491,276	7.750	5/1/14
Small Business Administration - 504 Program	United States	514,789	528,741	7.850	9/1/14
Small Business Administration - 504 Program	United States	529,026	543,033	7.950	8/1/14
Small Business Administration - 504 Program	United States	606,261	621,708	8.000	7/1/14
Small Business Administration - 504 Program	United States	187,493	190,552	8.100	2/1/12
Small Business Administration - 504 Program	United States	405,602	419,036	8.100	3/1/15
Small Business Administration - 504 Program	United States	364,788	371,388	8.200	3/1/12
Small Business Administration - 504 Program	United States	303,579	306,807	8.200	4/1/12
Small Business Administration - 504 Program	United States	130,271	131,852	8.250	11/1/11
Small Business Administration - 504 Program	United States	485,690	500,758	8.400	12/1/14
Small Business Administration - 504 Program	United States	187,462	193,684	8.500	1/1/15
Small Business Administration - 504 Program	United States	569,084	586,828	8.650	11/1/14
Sprint Nextel Corp.	United States	91,530,000	70,478,100	6.000	12/1/16
Sprint Nextel Corp.	United States	24,290,000	16,274,300	6.875	11/15/28
Sprint Nextel Corp.	United States	16,110,000	12,485,250	6.900	5/1/19
Time Warner, Inc.	United States	197,133,000	173,432,606	7.625	4/15/31
Time Warner, Inc.	United States	155,313,000	134,649,960	7.700	5/1/32
Travelers Cos., Inc.	United States	17,118,000	16,510,345	5.000	3/15/13
Travelers Cos., Inc.	United States	14,152,000	13,342,223	5.500	12/1/15
Travelers Cos., Inc.	United States	36,040,000	33,427,569	5.750	12/15/17
Travelers Cos., Inc.	United States	44,360,000	42,988,566	6.250	6/20/16
Travelers Cos., Inc.	United States	21,575,000	22,417,784	8.125	4/15/10
U.S. Treasury Notes	United States	325,000,000	325,304,850	3.125	10/15/08
U.S. Treasury Notes	United States	150,000,000	150,796,800	3.375	12/15/08
U.S. Treasury Notes	United States	300,000,000	304,195,200	3.625	7/15/09
Union Pacific Corp.	United States	5,922,584	5,356,887	4.698	1/2/24
Union Pacific Corp.	United States	10,764,000	10,003,351	4.875	1/15/15
Union Pacific Corp.	United States	10,764,255	10,123,118	5.082	1/2/29
Union Pacific Corp.	United States	22,886,000	22,275,882	5.375	5/1/14
Union Pacific Corp.	United States	60,737,379	60,269,094	5.866	7/2/30
Union Pacific Corp.	United States	16,040,251	15,907,157	6.061	1/17/23
Union Pacific Corp.	United States	41,423,701	41,905,410	6.176	1/2/31
Union Pacific Corp.	United States	12,337,000	12,498,072	6.500	4/15/12
Union Pacific Corp.	United States	9,125,143	9,508,043	6.700	2/23/19
Union Pacific Corp.	United States	7,290,304	7,802,108	6.850	1/2/19
Union Pacific Corp.	United States	1,635,540	1,765,787	7.600	1/2/20
Unum Group	United States	8,005,000	6,744,541	6.750	12/15/28
Unum Group	United States	21,150,000	20,394,395	6.850	11/15/15
Unum Group	United States	11,640,000	9,744,356	7.190	2/1/28
Unum Group	United States	25,730,000	22,548,246	7.250	3/15/28

Dodge & Cox Income Fund (147)

Portfolio Holdings as of September 30, 2008

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Unum Group	United States	11,496,000	11,739,370	7.625	3/1/11
Wachovia Corp.	United States	154,790,000	100,493,693	2.929	4/23/12
Wachovia Corp.	United States	166,000,000	124,500,000	4.571	5/1/13
Wachovia Corp.	United States	84,060,000	64,416,859	5.750	2/1/18
Wachovia Corp.	United States	80,000,000	59,107,200	6.000	11/15/17
WellPoint, Inc.	United States	15,685,000	14,336,796	5.000	12/15/14
WellPoint, Inc.	United States	121,540,000	111,952,560	5.250	1/15/16
WellPoint, Inc.	United States	7,662,000	7,810,926	6.375	1/15/12
Wells Fargo & Co.	United States	76,035,000	69,879,435	5.625	12/11/17
Wyeth	United States	47,445,000	45,850,136	5.450	4/1/17
Wyeth	United States	110,715,000	109,748,458	5.500	2/1/14
Wyeth	United States	15,000,000	14,639,790	5.500	2/15/16
Xerox Corp.	United States	39,865,000	36,440,636	6.350	5/15/18
Xerox Corp.	United States	38,716,000	36,055,746	6.400	3/15/16
Xerox Corp.	United States	46,321,000	43,713,313	6.750	2/1/17
Xerox Corp.	United States	52,650,000	53,049,613	6.875	8/15/11
Xerox Corp.	United States	77,900,000	79,685,468	7.125	6/15/10
Xerox Corp.	United States	17,996,000	17,950,406	7.200	4/1/16
Xerox Corp.	United States	17,375,000	17,664,294	9.750	1/15/09
CASH EQUIVALENTS
Fixed Income Clearing Corporation Repurchase Agreement	United States	175,621,000	175,621,000	1.600	10/1/08
SSgA Prime Money Market Fund	United States	15,096,435	15,096,435

Important Legal Information

•

Portfolio holdings are subject to change without notice and may not represent current or future portfolio composition. The portfolio data is “as of” the date indicated and we disclaim any responsibility to update the information.

•

Unlike the Fund’s regulatory filings, the portfolio data and its presentation in this document are not required to conform to Generally Accepted Accounting Principles (GAAP) and Securities and Exchange Commission (SEC) presentation requirements. Therefore, it differs from that provided in the complete portfolio of investments in the annual and semiannual report to shareholders filed with the SEC on Form N-CSR, and the complete portfolio of investments filed after the first and third quarter on Form N-Q.

•

The portfolio data is for information only. It does not constitute a recommendation or an offer for a particular security or fund, nor should it be taken as a solicitation or a recommendation to buy or sell securities or other investments.

•

Investors should carefully consider a Fund’s investment goals, risks, charges and expenses before investing. To obtain a prospectus, which contains this and other information, call us at 1-800-621-3979 or visit our website at dodgeandcox.com.

Please read the prospectus carefully before investing.

Copyright© 1998-2008. Dodge & Cox®. All rights reserved.

Dodge & Cox Balanced Fund (146)

Portfolio Holdings as of September 30, 2008

The following portfolio data for the Dodge & Cox Balanced Fund is made available to the public under our Policy Regarding Disclosure of Portfolio Holdings and is “as of” the date indicated.

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
COMMON STOCKS
AEGON NV	Netherlands	8,972,900	78,782,062
American International Group, Inc.	United States	22,661,400	75,462,462
Amgen, Inc.	United States	6,471,600	383,571,732
Baker Hughes, Inc.	United States	2,874,510	174,022,835
BMC Software, Inc.	United States	2,112,700	60,486,601
Boston Scientific Corp.	United States	13,677,700	167,825,379
Cadence Design Systems, Inc.	United States	8,265,600	55,875,456
Capital One Financial Corp.	United States	8,552,059	436,155,009
Cardinal Health, Inc.	United States	6,593,300	324,917,824
CarMax, Inc.	United States	3,300,000	46,200,000
Cemex SAB de CV ADR	Mexico	3,763,542	64,808,193
Chevron Corp.	United States	2,567,679	211,782,164
Citigroup, Inc.	United States	14,124,800	289,699,648
Citrix Systems, Inc.	United States	2,642,610	66,752,328
Comcast Corp., Class A	United States	35,064,674	688,319,551
Computer Sciences Corp.	United States	4,637,500	186,381,125
Compuware Corp.	United States	6,949,488	67,340,539
ConocoPhillips	United States	832,400	60,973,300
Covidien, Ltd.	United States	2,403,200	129,196,032
Credit Suisse Group AG ADR	Switzerland	1,500,300	72,434,484
DISH Network Corp., Class A	United States	2,006,165	42,129,465
Domtar Corp.	United States	6,601,100	30,365,060
Dow Chemical Co.	United States	9,260,259	294,291,031
EBay, Inc.	United States	7,069,200	158,208,696
Fannie Mae	United States	10,973,050	16,788,766
FedEx Corp.	United States	3,591,150	283,844,496
Ford Motor Co.	United States	25,131,951	130,686,145
General Electric Co.	United States	14,487,400	369,428,700
General Motors Corp.	United States	9,032,000	85,352,400
Genuine Parts Co.	United States	859,965	34,579,193
Genworth Financial, Inc., Class A	United States	2,449,000	21,085,890
GlaxoSmithKline PLC ADR	United Kingdom	9,650,500	419,410,730
Health Management Associates, Inc.	United States	3,901,200	16,228,992
Hewlett-Packard Co.	United States	15,909,512	735,655,835
Hitachi, Ltd. ADR	Japan	2,440,500	169,346,295
Home Depot, Inc.	United States	7,302,200	189,053,958
HSBC Holdings PLC ADR	United Kingdom	1,750,200	141,468,666
Interpublic Group of Companies, Inc.	United States	6,484,200	50,252,550
Koninklijke Philips Electronics NV	Netherlands	950,600	25,903,850
Kyocera Corp. ADR	Japan	956,200	72,824,192
Legg Mason, Inc.	United States	1,350,300	51,392,418
Liberty Entertainment, Series A	United States	2,133,516	53,273,895
Liberty Global, Inc., Series A	United States	264,621	8,018,016
Liberty Global, Inc., Series C	United States	391,368	10,993,527
Liberty Interactive, Series A	United States	6,568,950	84,805,144
Loews Corp.	United States	1,283,108	50,669,935
Macy’s, Inc.	United States	4,344,266	78,109,903
Masco Corp.	United States	1,126,500	20,209,410
Matsushita Electric Industrial Co., Ltd. ADR	Japan	13,330,728	231,021,516
Maxim Integrated Products, Inc.	United States	5,842,000	105,740,200
Molex, Inc.	United States	800,000	17,960,000
Molex, Inc., Class A	United States	2,527,928	52,606,182
Motorola, Inc.	United States	47,509,600	339,218,544

Dodge & Cox Balanced (146)

Portfolio Holdings as of September 30, 2008

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
News Corp., Class A	United States	28,484,800	341,532,752
Novartis AG ADR	Switzerland	8,418,300	444,822,972
Occidental Petroleum Corp.	United States	4,017,700	283,046,965
Pfizer, Inc.	United States	18,018,717	332,265,142
Pitney Bowes, Inc.	United States	1,223,450	40,691,947
Royal Dutch Shell PLC ADR	United Kingdom	2,550,127	145,586,751
Sanofi-Aventis ADR	France	12,815,700	421,252,059
Schlumberger, Ltd.	United States	2,598,821	202,941,932
SLM Corp.	United States	8,496,000	104,840,640
Sony Corp. ADR	Japan	9,864,000	304,501,680
Sprint Nextel Corp.	United States	32,567,200	198,659,920
Sun Microsystems, Inc.	United States	1,856,575	14,109,970
Synopsys, Inc.	United States	2,989,500	59,640,525
Telefonaktiebologet LM Ericsson ADR	Sweden	2,412,300	22,747,989
The Sherwin-Williams Co.	United States	1,380,400	78,903,664
The Travelers Companies, Inc.	United States	1,990,219	89,957,899
Thomson ADR	France	1,900,000	6,726,000
Time Warner, Inc.	United States	32,592,500	427,287,675
Tyco Electronics, Ltd.	United States	3,897,900	107,815,914
Tyco International, Ltd.	United States	2,672,100	93,576,942
UnitedHealth Group, Inc.	United States	7,082,637	179,828,153
Vulcan Materials Co.	United States	511,356	38,096,022
Wachovia Corp.	United States	33,818,412	118,364,442
Walgreen Co.	United States	1,730,199	53,566,961
Wal-Mart Stores, Inc.	United States	5,470,600	327,634,234
WellPoint, Inc.	United States	7,649,900	357,785,823
Wells Fargo & Co.	United States	10,252,400	384,772,572
Wyeth	United States	4,472,800	165,225,232
Xerox Corp.	United States	15,321,050	176,651,706
FIXED-INCOME SECURITIES
American International Group, Inc.	United States	29,000,000	16,848,217	8.250	8/15/18
Arkansas Dev. Fin. Auth. GNMA Guaranteed Bonds	United States	2,365,001	2,518,537	9.750	11/15/14
Bank of America Corp.	United States	50,000,000	41,534,950	5.300	3/15/17
Bank of America Corp.	United States	10,000,000	6,567,940	5.625	3/8/35
Bank of America Corp.	United States	41,040,000	31,733,318	6.625	5/23/36
Bank of America Corp.	United States	17,355,000	14,845,432	8.000	12/15/26
Boston Properties, Inc.	United States	2,890,000	2,644,568	5.000	6/1/15
Boston Properties, Inc.	United States	29,500,000	27,703,346	5.625	4/15/15
Boston Properties, Inc.	United States	27,070,000	27,027,677	6.250	1/15/13
Boston Scientific Corp.	United States	24,085,000	22,519,475	5.450	6/15/14
Boston Scientific Corp.	United States	1,075,000	1,013,188	6.250	11/15/15
Boston Scientific Corp.	United States	21,905,000	20,809,750	6.400	6/15/16
Burlington Northern Santa Fe Corp.	United States	7,320,000	6,832,224	4.300	7/1/13
Burlington Northern Santa Fe Corp.	United States	12,494,443	11,620,506	4.967	4/1/23
Burlington Northern Santa Fe Corp.	United States	17,629,321	16,359,696	5.342	4/1/24
Burlington Northern Santa Fe Corp.	United States	27,313,120	26,380,494	5.629	4/1/24
Burlington Northern Santa Fe Corp.	United States	23,742,449	23,057,230	5.720	1/15/24
Burlington Northern Santa Fe Corp.	United States	23,750,283	23,602,043	5.996	4/1/24
Burlington Northern Santa Fe Corp.	United States	1,286,999	1,405,004	8.251	1/15/21
Capital One Financial Corp.	United States	60,630,000	53,372,407	6.750	9/15/17
CIGNA Corp.	United States	5,500,000	4,633,640	6.150	11/15/36
CIGNA Corp.	United States	9,745,000	9,605,358	7.650	3/1/23
CIGNA Corp.	United States	12,970,000	13,055,083	7.875	5/15/27
CIGNA Corp.	United States	9,050,000	9,309,672	8.300	1/15/33
Citigroup, Inc.	United States	35,000,000	29,661,625	6.125	11/21/17
Comcast Corp.	United States	63,050,000	57,789,738	5.300	1/15/14
Comcast Corp.	United States	26,500,000	24,414,450	5.850	11/15/15
Comcast Corp.	United States	3,180,000	2,914,642	5.900	3/15/16

Dodge & Cox Balanced Fund (146)

Portfolio Holdings as of September 30, 2008

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Cox Communications, Inc.	United States	75,530,000	70,375,455	5.450	12/15/14
Cox Communications, Inc.	United States	4,815,000	4,405,821	5.500	10/1/15
Cox Communications, Inc.	United States	25,145,000	23,214,820	5.875	12/1/16
CSX Corp.	United States	5,351,000	6,041,862	9.750	6/15/20
Dept. of Veterans Affairs	United States	1,109,624	1,174,728	7.207	2/15/25
Dept. of Veterans Affairs	United States	505,989	546,539	8.793	6/15/25
Dillard’s, Inc.	United States	15,490,000	8,674,400	7.000	12/1/28
Dillard’s, Inc.	United States	10,831,000	6,877,685	7.130	8/1/18
Dillard’s, Inc.	United States	50,000	28,500	7.750	7/15/26
Dillard’s, Inc.	United States	550,000	324,500	7.750	5/15/27
Dillard’s, Inc.	United States	14,000,000	12,320,000	7.850	10/1/12
Dillard’s, Inc.	United States	8,860,000	5,316,000	7.875	1/1/23
Dow Chemical Co.	United States	33,950,000	33,290,419	4.027	9/30/09
Dow Chemical Co.	United States	20,170,000	19,551,144	7.375	11/1/29
Fannie Mae	United States	44,035,500	44,667,302	3.843	6/1/34
Fannie Mae	United States	26,368,844	26,326,575	4.426	7/1/33
Fannie Mae	United States	14,616,476	14,742,721	4.670	9/1/34
Fannie Mae	United States	16,881,809	16,985,598	4.746	3/1/35
Fannie Mae	United States	14,368,109	14,530,825	4.751	12/1/34
Fannie Mae	United States	9,127,084	9,148,346	4.751	1/1/35
Fannie Mae	United States	9,545,332	9,639,551	4.834	8/1/35
Fannie Mae	United States	41,668,327	41,286,612	5.057	7/1/35
Fannie Mae	United States	51,098,207	51,544,158	5.295	1/1/36
Fannie Mae	United States	12,992,332	13,238,088	5.500	4/1/18
Fannie Mae	United States	14,698,731	14,976,763	5.500	6/1/18
Fannie Mae	United States	34,464,093	34,952,334	5.500	1/1/21
Fannie Mae	United States	14,165,096	14,240,329	5.500	1/1/23
Fannie Mae	United States	46,328,892	47,196,637	5.555	5/1/36
Fannie Mae	United States	3,406,809	3,464,104	6.000	1/1/12
Fannie Mae	United States	3,497,375	3,556,391	6.000	3/1/12
Fannie Mae	United States	3,370,987	3,428,059	6.000	3/1/12
Fannie Mae	United States	2,758,879	2,805,588	6.000	4/1/12
Fannie Mae	United States	18,290,789	18,697,737	6.000	12/1/13
Fannie Mae	United States	2,810,166	2,876,494	6.000	3/1/14
Fannie Mae	United States	3,659,305	3,730,500	6.000	10/1/14
Fannie Mae	United States	5,254,145	5,378,158	6.000	11/1/14
Fannie Mae	United States	1,975,796	2,022,430	6.000	1/1/16
Fannie Mae	United States	2,359,292	2,414,978	6.000	3/1/16
Fannie Mae	United States	15,305,856	15,646,392	6.000	3/1/16
Fannie Mae	United States	3,559,274	3,643,283	6.000	4/1/16
Fannie Mae	United States	20,486,677	20,970,222	6.000	5/1/16
Fannie Mae	United States	2,280,582	2,334,411	6.000	7/1/16
Fannie Mae	United States	7,319,380	7,482,228	6.000	12/1/16
Fannie Mae	United States	2,647,344	2,709,829	6.000	3/1/17
Fannie Mae	United States	11,463,824	11,734,404	6.000	7/1/17
Fannie Mae	United States	4,901,919	5,010,981	6.000	8/1/17
Fannie Mae	United States	6,377,323	6,527,847	6.000	11/1/17
Fannie Mae	United States	21,446,300	21,952,496	6.000	11/1/17
Fannie Mae	United States	7,947,984	8,124,816	6.000	12/1/17
Fannie Mae	United States	4,989,716	5,105,929	6.000	3/1/18
Fannie Mae	United States	4,832,651	4,945,206	6.000	3/1/18
Fannie Mae	United States	4,454,038	4,559,166	6.000	3/1/18
Fannie Mae	United States	5,705,916	5,840,593	6.000	3/1/18
Fannie Mae	United States	12,745,388	13,042,234	6.000	5/1/18
Fannie Mae	United States	5,257,928	5,382,030	6.000	5/1/18
Fannie Mae	United States	6,959,960	7,124,235	6.000	5/1/18
Fannie Mae	United States	1,623,552	1,661,873	6.000	12/1/18
Fannie Mae	United States	25,220,009	25,815,275	6.000	12/1/18

Dodge & Cox Balanced Fund (146)

Portfolio Holdings as of September 30, 2008

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Fannie Mae	United States	8,281,935	8,446,356	6.000	3/1/22
Fannie Mae	United States	24,008,713	24,470,391	6.000	8/25/32
Fannie Mae	United States	108,818,925	110,736,653	6.000	4/1/35
Fannie Mae	United States	104,459,751	106,431,231	6.000	6/1/35
Fannie Mae	United States	17,173,873	17,470,838	6.000	11/1/35
Fannie Mae	United States	29,925,472	30,452,852	6.000	11/1/35
Fannie Mae	United States	7,350,665	7,426,669	6.003	1/1/35
Fannie Mae	United States	463,649	464,228	6.150	4/25/23
Fannie Mae	United States	357	356	6.500	4/1/09
Fannie Mae	United States	1,157,285	1,201,088	6.500	1/1/13
Fannie Mae	United States	789,673	819,742	6.500	1/1/13
Fannie Mae	United States	7,888,456	8,187,028	6.500	12/1/14
Fannie Mae	United States	9,647,116	10,012,252	6.500	12/1/14
Fannie Mae	United States	4,772,542	4,950,942	6.500	7/1/15
Fannie Mae	United States	1,020,101	1,059,668	6.500	8/1/15
Fannie Mae	United States	10,055,578	10,431,461	6.500	9/1/16
Fannie Mae	United States	6,167,686	6,404,019	6.500	9/1/16
Fannie Mae	United States	10,519,163	10,937,029	6.500	6/1/17
Fannie Mae	United States	12,896,913	13,409,234	6.500	4/1/18
Fannie Mae	United States	31,699,731	32,958,979	6.500	7/1/18
Fannie Mae	United States	7,493,046	7,783,677	6.500	10/1/18
Fannie Mae	United States	9,702,072	10,087,480	6.500	11/1/18
Fannie Mae	United States	6,837,258	7,041,959	6.500	1/1/22
Fannie Mae	United States	17,164,613	17,636,276	6.500	10/1/26
Fannie Mae	United States	156,874,723	162,237,582	6.500	12/1/32
Fannie Mae	United States	26,991,287	28,384,294	6.500	8/25/35
Fannie Mae	United States	31,711,719	32,551,227	6.500	7/1/37
Fannie Mae	United States	40,068,644	40,876,953	6.500	8/1/37
Fannie Mae	United States	76,604,977	78,150,338	6.500	11/1/37
Fannie Mae	United States	57,962,414	59,131,696	6.500	11/1/37
Fannie Mae	United States	8,819,080	9,269,896	6.500	7/25/42
Fannie Mae	United States	8,504,386	8,891,934	6.500	1/25/44
Fannie Mae	United States	26,417	26,513	7.000	7/1/11
Fannie Mae	United States	8,507,753	8,920,575	7.000	11/1/18
Fannie Mae	United States	4,262,716	4,426,566	7.000	6/25/32
Fannie Mae	United States	24,124,053	25,233,883	7.000	8/1/37
Fannie Mae	United States	1,595,927	1,670,830	7.000	9/25/41
Fannie Mae	United States	4,124,145	4,269,862	7.000	6/25/42
Fannie Mae	United States	4,858,787	5,140,441	7.000	6/25/42
Fannie Mae	United States	3,605,810	3,832,985	7.000	7/25/42
Fannie Mae	United States	12,870	13,208	7.500	8/1/10
Fannie Mae	United States	1,840,747	1,930,837	7.500	9/1/15
Fannie Mae	United States	3,335,013	3,498,235	7.500	12/1/15
Fannie Mae	United States	1,394,310	1,462,550	7.500	1/1/16
Fannie Mae	United States	2,195,509	2,302,962	7.500	12/1/16
Fannie Mae	United States	29,981,541	31,564,762	7.500	8/1/17
Fannie Mae	United States	408	412	7.500	7/1/19
Fannie Mae	United States	4,146,109	4,391,567	7.500	2/25/41
Fannie Mae	United States	4,332,010	4,586,926	7.500	7/25/41
Fannie Mae	United States	5,217,030	5,503,520	7.500	10/25/42
Fannie Mae	United States	18,373,367	19,808,573	7.500	3/25/44
Fannie Mae	United States	177	178	8.000	1/1/09
Fannie Mae Multifamily DUS	United States	858,513	877,903	5.942	11/1/11
Fannie Mae Multifamily DUS	United States	329,949	314,767	4.020	8/1/13
Fannie Mae Multifamily DUS	United States	14,890,172	14,716,170	4.826	1/1/13
Fannie Mae Multifamily DUS	United States	16,115,000	16,056,570	4.890	4/1/12
Fannie Mae Multifamily DUS	United States	4,291,430	4,257,632	4.917	2/1/13
Fannie Mae Multifamily DUS	United States	12,176,553	11,909,150	4.926	4/1/15

Dodge & Cox Balanced Fund (146)

Portfolio Holdings as of September 30, 2008

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Fannie Mae Multifamily DUS	United States	3,672,729	3,649,764	4.976	1/1/13
Fannie Mae Multifamily DUS	United States	3,267,481	3,249,604	5.096	10/1/13
Fannie Mae Multifamily DUS	United States	10,265,918	10,281,710	5.320	4/1/14
Fannie Mae Multifamily DUS	United States	27,996,127	27,770,225	5.355	11/1/15
Fannie Mae Multifamily DUS	United States	4,723,567	4,799,036	5.629	12/1/11
Fannie Mae Multifamily DUS	United States	5,533,099	5,660,556	5.897	1/1/12
Fannie Mae Multifamily DUS	United States	22,992,623	23,552,030	5.931	4/1/12
Fannie Mae Multifamily DUS	United States	5,251,742	5,233,793	5.965	10/1/08
Fannie Mae Multifamily DUS	United States	1,868,074	1,862,046	6.080	1/1/09
FedEx Corp.	United States	16,017,000	16,432,587	6.720	7/15/23
Ford Motor Credit Co.	United States	118,160,000	74,958,941	7.250	10/25/11
Ford Motor Credit Co.	United States	166,700,000	110,768,983	7.375	2/1/11
Freddie Mac	United States	66,326,946	65,420,031	5.538	7/25/33
Freddie Mac	United States	8,021,445	8,164,599	6.000	9/15/16
Freddie Mac	United States	5,240,112	5,427,309	6.500	12/15/13
Freddie Mac	United States	945,726	970,629	6.500	5/15/21
Freddie Mac	United States	421,592	430,066	6.500	9/25/43
Freddie Mac	United States	26,531,901	26,954,177	6.500	10/25/43
Freddie Mac	United States	10,769,008	11,238,604	7.000	8/25/23
Freddie Mac	United States	111	113	8.000	11/1/10
Freddie Mac	United States	40	41	8.250	2/1/17
Freddie Mac	United States	5,496	5,627	8.750	5/1/10
Freddie Mac Gold	United States	16,419,575	16,382,531	3.795	5/1/34
Freddie Mac Gold	United States	25,582,048	25,662,820	4.806	10/1/35
Freddie Mac Gold	United States	77,370,454	77,852,833	4.840	5/1/35
Freddie Mac Gold	United States	46,603,570	47,054,724	5.390	11/1/35
Freddie Mac Gold	United States	2,295,908	2,355,470	6.000	10/1/13
Freddie Mac Gold	United States	8,015,964	8,210,001	6.000	4/1/14
Freddie Mac Gold	United States	7,521,427	7,721,013	6.000	10/1/14
Freddie Mac Gold	United States	1,793,219	1,836,661	6.000	9/1/15
Freddie Mac Gold	United States	2,270,617	2,325,523	6.000	5/1/16
Freddie Mac Gold	United States	19,497,712	19,855,929	6.000	10/1/16
Freddie Mac Gold	United States	13,787,508	14,041,944	6.000	5/1/17
Freddie Mac Gold	United States	10,570,393	10,765,460	6.000	2/1/18
Freddie Mac Gold	United States	6,370,829	6,487,702	6.000	10/1/18
Freddie Mac Gold	United States	46,046,916	46,887,186	6.000	6/1/35
Freddie Mac Gold	United States	31,567,925	32,659,919	6.319	11/1/36
Freddie Mac Gold	United States	2,213,880	2,293,704	6.500	7/1/14
Freddie Mac Gold	United States	8,878,284	9,151,800	6.500	11/1/14
Freddie Mac Gold	United States	3,606,966	3,737,215	6.500	5/1/16
Freddie Mac Gold	United States	6,531,446	6,767,479	6.500	3/1/17
Freddie Mac Gold	United States	3,968,359	4,111,767	6.500	8/1/17
Freddie Mac Gold	United States	1,955,616	2,026,288	6.500	8/1/17
Freddie Mac Gold	United States	4,872,487	5,048,435	6.500	11/1/17
Freddie Mac Gold	United States	6,888,672	7,137,614	6.500	12/1/17
Freddie Mac Gold	United States	6,857,159	7,104,962	6.500	3/1/18
Freddie Mac Gold	United States	3,594,486	3,724,383	6.500	9/1/18
Freddie Mac Gold	United States	45,490,245	46,761,432	6.500	10/1/26
Freddie Mac Gold	United States	83,902,693	86,782,081	6.500	12/1/32
Freddie Mac Gold	United States	4,920,447	5,089,308	6.500	4/1/33
Freddie Mac Gold	United States	8,924	8,984	7.000	12/1/08
Freddie Mac Gold	United States	53,057	53,924	7.000	8/1/09
Freddie Mac Gold	United States	247,094	257,498	7.000	4/1/15
Freddie Mac Gold	United States	348,270	373,285	7.470	3/17/23
Freddie Mac Gold	United States	1,217,090	1,315,551	7.750	7/25/21
Freddie Mac Gold	United States	12,692	13,712	8.500	1/1/23
General Electric Co.	United States	190,000,000	167,837,036	2.931	11/1/12
Ginnie Mae	United States	2,596,321	2,795,281	7.500	11/15/24

Dodge & Cox Balanced Fund (146)

Portfolio Holdings as of September 30, 2008

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Ginnie Mae	United States	1,160,810	1,250,066	7.500	10/15/25
Ginnie Mae	United States	333,718	364,450	7.970	4/15/20
Ginnie Mae	United States	405,289	442,904	7.970	5/15/20
Ginnie Mae	United States	250,135	271,711	7.970	8/15/20
Ginnie Mae	United States	320,062	347,813	7.970	8/15/20
Ginnie Mae	United States	403,653	441,230	7.970	10/15/20
Ginnie Mae	United States	278,368	303,940	7.970	1/15/21
GMAC, LLC	United States	207,200,000	91,168,000	6.875	9/15/11
GMAC, LLC	United States	20,691,000	8,379,855	6.875	8/28/12
GMAC, LLC	United States	209,640,000	81,759,600	8.000	11/1/31
HCA, Inc.	United States	20,420,000	15,927,600	5.750	3/15/14
HCA, Inc.	United States	47,740,000	39,862,900	6.250	2/15/13
HCA, Inc.	United States	11,400,000	9,832,500	6.300	10/1/12
HCA, Inc.	United States	12,000,000	9,510,000	6.500	2/15/16
HCA, Inc.	United States	27,400,000	23,016,000	6.750	7/15/13
HCA, Inc.	United States	50,090,000	46,333,250	6.950	5/1/12
HCA, Inc.	United States	23,798,000	22,965,070	7.875	2/1/11
HCA, Inc.	United States	27,750,000	27,333,750	8.750	9/1/10
Health Net, Inc.	United States	18,675,000	14,006,250	6.375	6/1/17
HSBC Holdings PLC	United Kingdom	23,000,000	19,049,911	6.500	5/2/36
HSBC Holdings PLC	United Kingdom	45,000,000	38,270,925	6.500	9/15/37
JPMorgan Chase & Co.	United States	5,955,000	4,111,642	5.850	8/1/35
JPMorgan Chase & Co.	United States	28,187,000	26,253,626	8.750	9/1/30
Kaupthing Bank HF	Iceland	65,060,000	30,922,782	7.125	5/19/16
Lafarge SA	France	33,715,000	30,505,590	6.500	7/15/16
Liberty Media Corp.	United States	25,143,000	17,723,071	8.250	2/1/30
Liberty Media Corp.	United States	32,630,000	23,057,989	8.500	7/15/29
Macy’s, Inc.	United States	12,895,000	10,167,695	6.650	7/15/24
Macy’s, Inc.	United States	8,380,000	6,666,466	6.700	7/15/34
Macy’s, Inc.	United States	8,080,000	6,318,398	6.900	4/1/29
Macy’s, Inc.	United States	55,984,000	44,054,313	6.900	1/15/32
Macy’s, Inc.	United States	11,675,000	10,667,448	7.450	10/15/16
Macy’s, Inc.	United States	5,900,000	5,689,990	7.625	8/15/13
Norfolk Southern Corp.	United States	10,000,000	10,819,680	7.700	5/15/17
Norfolk Southern Corp.	United States	7,389,000	9,226,919	9.750	6/15/20
Safeco Corp.	United States	15,131,000	14,906,743	4.875	2/1/10
SLM Corp.	United States	50,000,000	34,000,000	8.450	6/15/18
SLM Student Loan Trust	United States	10,450,627	10,450,554	2.800	4/25/17
SLM Student Loan Trust	United States	13,968,498	13,926,478	2.810	10/25/17
Small Business Administration - 504 Program	United States	37,792,000	35,983,532	4.570	6/1/25
Small Business Administration - 504 Program	United States	17,961,910	17,619,084	4.920	10/1/23
Small Business Administration - 504 Program	United States	31,917,673	31,865,258	5.360	11/1/25
Small Business Administration - 504 Program	United States	45,051,823	45,263,985	5.640	4/1/26
Small Business Administration - 504 Program	United States	11,505,316	11,568,099	5.710	6/1/27
Small Business Administration - 504 Program	United States	49,736,978	50,592,708	5.820	6/1/26
Small Business Administration - 504 Program	United States	2,290,057	2,326,930	6.000	9/1/18
Small Business Administration - 504 Program	United States	4,409,944	4,491,411	6.150	4/1/18
Small Business Administration - 504 Program	United States	9,562,864	9,826,435	6.340	5/1/21
Small Business Administration - 504 Program	United States	7,819,129	8,091,016	6.625	7/1/21
Small Business Administration - 504 Program	United States	1,602,825	1,642,290	6.700	12/1/16
Small Business Administration - 504 Program	United States	3,283,111	3,386,147	6.800	6/1/19
Small Business Administration - 504 Program	United States	2,966,711	3,052,588	6.900	9/1/17
Small Business Administration - 504 Program	United States	2,334,029	2,409,109	7.200	6/1/17
Small Business Administration - 504 Program	United States	3,553,771	3,709,721	7.210	9/1/20
Small Business Administration - 504 Program	United States	5,322,009	5,566,735	7.390	7/1/20
Small Business Administration - 504 Program	United States	9,787,301	10,241,693	7.470	4/1/20
Small Business Administration - 504 Program	United States	3,957,897	4,190,870	8.030	5/1/20
Sprint Nextel Corp.	United States	39,585,000	30,480,450	6.000	12/1/16

Dodge & Cox Balanced Fund (146)

Portfolio Holdings as of September 30, 2008

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Sprint Nextel Corp.	United States	10,085,000	6,756,950	6.875	11/15/28
Time Warner, Inc.	United States	90,055,000	79,228,102	7.625	4/15/31
Time Warner, Inc.	United States	55,490,000	48,107,539	7.700	5/1/32
Travelers Cos., Inc.	United States	10,250,000	9,886,146	5.000	3/15/13
Travelers Cos., Inc.	United States	9,160,000	8,635,865	5.500	12/1/15
Travelers Cos., Inc.	United States	22,000,000	21,319,848	6.250	6/20/16
Union Pacific Corp.	United States	8,320,000	7,732,059	4.875	1/15/15
Union Pacific Corp.	United States	2,935,000	2,856,756	5.375	5/1/14
Union Pacific Corp.	United States	36,638,899	36,356,413	5.866	7/2/30
Union Pacific Corp.	United States	15,720,000	16,004,406	6.125	1/15/12
Union Pacific Corp.	United States	22,981,765	23,249,016	6.176	1/2/31
Union Pacific Corp.	United States	29,968,939	31,315,823	6.330	1/2/20
Union Pacific Corp.	United States	3,550,000	3,596,349	6.500	4/15/12
Union Planters Mortgage Finance Corp.	United States	3,102,278	3,270,548	7.700	12/25/24
Unum Group	United States	11,633,000	9,801,279	6.750	12/15/28
Unum Group	United States	10,200,000	9,835,595	6.850	11/15/15
Unum Group	United States	8,500,000	7,115,724	7.190	2/1/28
Unum Group	United States	12,130,000	10,630,012	7.250	3/15/28
Unum Group	United States	8,426,000	8,604,378	7.625	3/1/11
Wachovia Corp.	United States	186,000,000	120,756,036	2.929	4/23/12
Wachovia Corp.	United States	46,000,000	33,986,640	6.000	11/15/17
WellPoint, Inc.	United States	13,070,000	11,946,568	5.000	12/15/14
WellPoint, Inc.	United States	50,000,000	46,055,850	5.250	1/15/16
WellPoint, Inc.	United States	1,275,000	1,180,204	5.875	6/15/17
Xerox Corp.	United States	126,380,000	127,339,224	6.875	8/15/11
CASH EQUIVALENTS
Fixed Income Clearing Corporation Repurchase Agreement	United States	207,966,000	207,966,000	1.600	10/1/08
SSgA Prime Money Market Fund	United States	18,446,049	18,446,049

Important Legal Information

•

Portfolio holdings are subject to change without notice and may not represent current or future portfolio composition. The portfolio data is “as of” the date indicated and we disclaim any responsibility to update the information.

•

Unlike the Fund’s regulatory filings, the portfolio data and its presentation in this document are not required to conform to Generally Accepted Accounting Principles (GAAP) and Securities and Exchange Commission (SEC) presentation requirements. Therefore, it differs from that provided in the complete portfolio of investments in the annual and semiannual report to shareholders filed with the SEC on Form N-CSR, and the complete portfolio of investments filed after the first and third quarter on Form N-Q.

•

The portfolio data is for information only. It does not constitute a recommendation or an offer for a particular security or fund, nor should it be taken as a solicitation or a recommendation to buy or sell securities or other investments.

•

Investors should carefully consider a Fund’s investment goals, risks, charges and expenses before investing. To obtain a prospectus, which contains this and other information, call us at 1-800-621-3979 or visit our website at dodgeandcox.com.

Please read the prospectus carefully before investing.

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